Form 10-K405, Exhibit 13
period 1996-12-31
APPLIED INNOVATION INC
filed 1997-03-28
CIK 798399

                                                                     Exhibit 13




                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY
                                ----------------

                        Consolidated Financial Statements

                           December 31, 1996 and 1995

                   (With Independent Auditors' Report Thereon)

                                                                 Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

Applied Innovation Inc. develops, manufactures, and markets network mediation and bridging products and services to the telecommunication industry. The Company's products and services support the operation, maintenance, administration and provisioning of the internal networks used by telecommunications companies to manage elements in their customer service network systems. The Company's primary emphasis is on providing hardware and software solutions to companies in the telecommunications industry.

The Company's products provide the data network needed to monitor and maintain thousands of pieces of electronic equipment used to deliver telecommunication services. The telecommunications companies continually upgrade and expand the equipment they use to provide service to their customers. As each new piece of equipment is installed, it is connected to a data-monitoring network that is used to report alarms, gather performance information, provide test access, and reprogram equipment to establish and maintain customer service. All these new components must efficiently communicate with the data-monitoring network if customer calls and data transmission are to be completed reliably. Older equipment must also be connected to and integrated with the new components and the data-monitoring network. The Company's products perform this critical bridging and mediation function.

The Company sells its products and services through it own sales force. The Company also markets its products through original equipment manufacturers, resellers, systems integrators, and distributors. These alternative distribution channels enable the Company to make sales in markets that its own sales force cannot reach easily or cost-effectively.

The Company estimates that the seven Regional Bell Operating Companies (RBOCs) control approximately half of the estimated 20,000 communications central office locations in the United States. The remaining locations are controlled by a few large firms (like GTE, MCI, and Sprint United) and more than 4,000 smaller independent firms. The Company has concentrated its marketing efforts on the RBOCs because of their relative size, demand for product, and importance. As a result, the Company has historically received a large percentage of its total annual revenues from RBOCs.

Each RBOC has a finite number of central offices, which limits its total demand for the Company's existing products. To the extent that the Company achieves significant penetration with existing products of any one RBOC's central office facilities, it cannot anticipate substantial additional sales of these products to the same RBOC. Future domestic sales to these customers will depend on the development of new products and new releases of existing products. Sales growth for existing products will be achieved through additional sales to other RBOCs and eventual penetration of the diverse market of independent phone companies.

RESULTS OF OPERATIONS

The following table sets forth certain items from the Company's Consolidated Statements of Income as a percentage of total revenue for the periods indicated.

                                         1996         1995         1994
                                        ------       ------       ------
Revenue                                 100.00%      100.00%      100.00%

Cost of sales                            49.59%       35.29%       37.63%
                                        ------       ------       ------

Gross profit                             50.41%       64.71%       62.37%
                                        ------       ------       ------

Operating expenses:
Selling, general and
    administrative                       24.82%       21.81%       19.35%
Research and development                 18.58%       16.60%        8.20%
                                        ------       ------       ------
                                         43.40%       38.41%       27.55%
                                        ------       ------       ------

Income from operations                    7.01%       26.30%       34.82%
                                        ------       ------       ------

Other income (expense):                   1.27%        1.17%        0.43%
Interest income                           0.01%       (0.03%)      (0.02%)
                                        ------       ------       ------
Gain (loss) on disposal of assets         1.28%        1.14%        0.41%
                                        ------       ------       ------

Income before income taxes                8.29%       27.44%       35.23%

Income taxes                              3.05%       10.63%       13.72%
                                        ------       ------       ------

Net income                                5.24%       16.81%       21.51%
                                        ======       ======       ======

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

Total revenues rose to $41,145,876 in 1996 from $36,013,535 in 1995, an increase of 14.3%. Most of the advance resulted from increases in unit sales of the AISwitch(TM) Series 180. Because sales are concentrated among the large Regional Bell Operating Companies and inter-exchange carriers, a small number of customers have accounted for substantial portions of the Company's annual sales. Three companies accounted for 53% of the Company's total revenue in 1996. Each of these three customers contributed between 15% and 20% of total sales.

Cost of sales as a percentage of revenues increased to 49.6% in 1996 from 35.3% in 1995, and gross profit decreased to 50.4% in 1996 from 64.7% in 1995. The reduction in gross profit as a percentage of revenue was due in part to costs incurred to support and upgrade certain installed products pending the release of new products and selected price competition. Additionally, gross profit in 1996 was adversely impacted by increased warranty expense attributable to units which the Company agreed to repair to avoid future product difficulties, and demonstrate the Company's quality assurance commitment to customers. The Company expects gross profit, as a percentage of revenues, to be higher in 1997 than in 1996.

Research and development expenses increased to $7,646,796 in 1996 from $5,979,252 in 1995, and increased as a percentage of revenue to 18.6% in 1996 from 16.6% in 1995. A substantial portion of the increase resulted from the hiring of additional personnel. The Company anticipates that in 1997 the actual dollars expended for research and development will be higher than in 1996 to support its existing product lines and to develop an Internet access product for its telecommunications company customers.

Selling, general, and administrative expenses increased to $10,212,917 in 1996 from $7,851,747 in 1995. As a percentage of revenue, these expenses increased to 24.8% in 1996 from 21.8% in 1995. The increase is attributable to additional administrative personnel to support current operations, increased sales, marketing and product management personnel to support planned growth, and completion of an addition to the Company's Dublin, Ohio facility at the beginning of 1996. To support continued growth, the Company expects additional increases in sales, general, and administrative personnel and related costs during 1997 as a percentage of sales.

As a result of the above changes in revenues and expenses, income from operations decreased by 69.6% to $2,882,608 in 1996 from $9,471,686 in 1995. As a percentage of total revenues, income from operations was 7.0% in 1996 and 26.3% in 1995.

Net other income increased by $116,616 to $527,960 in 1996. The increase is attributable to interest income earned on higher average cash balances.

Income before income taxes decreased in 1996 by 65.5% to $3,410,568 from $9,883,030.

The Company's effective income tax rate was 36.8% in 1996 and 38.7% in 1995.

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

Total revenues rose to $36,013,535 in 1995 from $32,805,321 in 1994, an increase of 9.8%. Most of this increase resulted from increases in unit sales of the AISwitch(TM) Series 180. Because sales are concentrated among the large RBOCs and inter-exchange carriers, a small number of customers have accounted for substantial portions of the Company's annual revenues. Four companies accounted for 67% of the Company's total revenue in 1995. Each of these four customers contributed between 13% and 20% of total sales. Three customers accounted for 63% of the Company's total revenue in 1994. Each of these customers contributed between 14% and 27% of total sales.

Cost of sales as a percentage of revenues decreased to 35.3% in 1995 from 37.6% in 1994, and gross profit increased to 64.7% in 1995 from 62.4% in 1994. The increase in gross profit percentage was due primarily to a sales decline in the Company's field service division, which operates at a lower gross profit percentage than does the manufacturing business.

Research and development expenses increased by 122.4% to $5,979,252 in 1995 from $2,688,653 in 1994, and increased as a percentage of revenue to 16.6% in 1995 from 8.2% in 1994. A substantial portion of the increase resulted from the hiring of additional research and development personnel.

Selling, general, and administrative expenses increased by 23.7% to $7,851,747 in 1995 from $6,348,498 in 1994. As a percentage of revenue, selling, general, and administrative expenses increased to 21.8% in 1995 from 19.4% in 1994. The increase is attributable to a variety of factors, including the addition of personnel and expenses associated with the expansion of corporate facilities.

As a result of the above changes in revenues and expenses, income from operations decreased by 17.1% to $9,471,686 in 1995 from $11,424,887 in 1994. As a percentage of total revenues, income from operations was 26.3% in 1995 and 34.8% in 1994.

Net other income increased by 209.2% to $411,344 in 1995 from $133,029 in the previous year. The increase is attributable to the interest income earned on substantially higher average cash balances.

Income before income taxes decreased in 1995 by 14.5% to $9,883,030 from $11,557,916.

The Company's effective income tax rate was 38.7% in 1995 and 38.9% in 1994.

SELECTED QUARTERLY RESULTS OF OPERATIONS
(in thousands, except per share amounts)

         1996                       Q1          Q2          Q3         Q4
-----------------------          -------     -------     -------    -------
Total Revenues:                   $8,913     $11,428     $10,888     $9,918
Gross Profit:                      5,746       6,089       5,378      3,529
Income Before Income Taxes:        1,946       2,147       1,135     (1,818)
Net Income:                        1,196       1,321         699     (1,061)
Net Income Per Share:              $0.08       $0.08       $0.04     ($0.07)


         1995                       Q1          Q2          Q3         Q4
-----------------------          -------     -------     -------    -------
Total Revenues:                   $8,232     $10,751      $8,209     $8,821
Gross Profit:                      5,349       6,877       5,304      5,773
Income Before Income Taxes:        2,429       3,645       2,216      1,593
Net Income:                        1,506       2,260       1,401        887
Net Income Per Share:              $0.09       $0.14       $0.09      $0.06


The Company's quarterly opening results have varied significantly in the past and will do so in the future. In 1996, quarterly revenue varied from $8.9 million in the first quarter to $11.4 million in the second quarter. In 1995, quarterly revenue varied from $8.2 million in the first and third quarters to $10.8 million in the second quarter. Management believes that significant fluctuation in quarterly revenue is due in part to the timing of larger orders placed by customers, changes in the telecommunications industry, and the timing of releases of the Company's product enhancements and upgrades. The Company expects that quarterly revenue will continue to vary based on these factors. Because of the nature of its business, it is extremely difficult to predict the number of orders and the related revenue for any given period. Thus, the Company cannot predict whether trends will continue or whether the Company's orders and related revenue will return to the historical growth levels previously enjoyed by the Company.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $5,403,318 and $10,882,892 for 1996 and 1995, respectively. In 1996, net income plus depreciation provided $3,579,949 of operating cash flow. In 1995, net income plus depreciation provided $6,771,199 of operating cash flow. In 1996 and 1995, net cash provided by operating activities included $192,000 and $1,148,000 respectively, realized from tax benefits received on the exercise of non-qualified stock options and the disqualifying disposition of incentive stock options. These amounts are included in accrued expenses in the Consolidated Statements of Cash Flows.

Net working capital was $19,090,815 at December 31, 1996, compared to $17,498,683 at December 31, 1995. Current ratios on those dates were 4.5:1 and 6.7:1 respectively. The Company had no long-term debt either year.

Capital expenditures equaled $2,531,577 and $5,409,009 in 1996 and 1995, respectively. Net capital expenditures in 1996 included $2,342,122 for the purchase of equipment and furniture and fixtures. Capital expenditures in 1995 included $2,444,985 for the purchase of land and construction of additional manufacturing and development facilities. The Company opened a satellite research and development facility in Raleigh, North Carolina in February 1997. The new facility required initial capital expenditures of approximately $400,000 in 1997 to be fully functional.

The Company has an unsecured line of credit from a bank totaling $5,000,000. Interest on the outstanding balance is payable monthly at the London Interbank Offered Rate (LIBOR) plus 2 percent. Unpaid principal is due March 31, 1998. The Company is in compliance with all related loan covenants. At December 31, 1996, the full $5,000,000 amount of the line was available.

The Company believes that its existing cash, cash equivalents, and internally generated funds will be sufficient to meet its presently anticipated working capital needs and capital expenditures through December 31, 1997. To the extent that the Company needs additional capital resources, the Company believes that it will have access to bank financing.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing statements include forward-looking statements concerning future gross margins, R&D expenses, SG&A expenses, capital expenditures, and capital resources, all of which involve risks and uncertainties. The Company's actual experience may differ materially from that projected above. Factors that might cause the Company's present expectations to not materialize or to change include, but are not limited to, the continued acceptance of the Company's existing telecommunications network management products by Regional Bell Operating Companies and other telecommunications carries; changes in customer needs, demands and buying patterns for telecommunication equipment; the timely development of new products and product upgrades and the market's acceptance of such products; changes in product warranty experience; competitive pressures from companies with substantially greater resources; the ability of the Company to hire additional technical personnel for new product development; the Company's ability to manage its planned new product development; and other factors discussed in the Company's prior filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 1996.

                          INDEPENDENT AUDITORS' REPORT


The Directors and Stockholders
Applied Innovation Inc.:


We have audited the accompanying consolidated balance sheets of Applied Innovation Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Innovation Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.






Columbus, Ohio
February 14, 1997

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 1996 and 1995


                                         ASSETS                                               1996             1995
                                         ------                                            ----------       ----------
Current assets:
    Cash and cash equivalents                                                            $ 12,278,092        9,176,287
    Accounts receivable, net of allowance of $112,528 in 1996 and $100,000 in 1995
       (note 7)                                                                             7,646,517        6,572,326
    Inventory (note 2)                                                                      3,005,921        4,060,939
    Prepaid expenses                                                                          270,611          228,688
    Deferred income taxes                                                                   1,366,025          553,445
                                                                                           ----------       ----------
                      Total current assets                                                 24,567,166       20,591,685
                                                                                           ----------       ----------

Property, plant and equipment:
    Land                                                                                    1,458,296        1,458,296
    Building                                                                                4,843,165        4,795,778
    Vehicles                                                                                   40,143           40,143
    Equipment                                                                               5,164,077        3,105,539
    Furniture                                                                               1,942,545        1,658,961
                                                                                           ----------       ----------
                                                                                           13,448,226       11,058,717
    Less accumulated depreciation                                                           2,470,584        1,185,940
                                                                                           ----------       ----------
                      Net property, plant and equipment                                    10,977,642        9,872,777
Other assets                                                                                  117,436           67,265
                                                                                           ----------       ----------
                                                                                         $ 35,662,244       30,531,727
                                                                                           ==========       ==========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable:
       Trade                                                                                1,517,191        1,107,379
       Construction                                                                                 -          549,586
    Accrued expenses:
       Royalties                                                                               76,036          180,290
       Commissions                                                                            315,830          211,106
       Real estate taxes                                                                      133,415          111,825
       Payroll taxes and withholdings                                                          65,839           78,160
       Income taxes                                                                           289,612          227,990
       Payroll                                                                                 98,448           71,652
       Profit sharing plan                                                                    218,391          211,712
       Warranty                                                                             2,761,589          343,302
                                                                                           ----------       ----------
                      Total current liabilities                                             5,476,351        3,093,002
Deferred income taxes                                                                         244,035          123,795
                                                                                           ----------       ----------
                      Total liabilities                                                     5,720,386        3,216,797
                                                                                           ----------       ----------
Stockholders' equity:
    Common stock, $.01 par value.  Authorized 30,000,000 shares; issued and
       outstanding 15,764,632 shares in 1996 and 15,683,264 in 1995                           157,646          156,832
    Additional paid-in capital                                                              8,360,502        7,980,124
    Deferred compensation                                                                     (51,501)        (142,669)
    Retained earnings                                                                      21,475,211       19,320,643
                                                                                           ----------       ----------
                      Total stockholders' equity                                           29,941,858       27,314,930
 Commitments and contingencies (notes 12 and 13)
                                                                                           ----------       ----------
                                                                                         $ 35,662,244       30,531,727
                                                                                           ==========       ==========


See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                        Consolidated Statements of Income

                  Years ended December 31, 1996, 1995 and 1994

                                                                          1996            1995            1994
                                                                       ----------      ----------      ----------
Revenue (note 7)                                                     $ 41,145,876      36,013,535      32,805,321
Cost of sales                                                          20,403,555      12,710,850      12,343,283
                                                                       ----------      ----------      ----------
                      Gross profit                                     20,742,321      23,302,685      20,462,038
                                                                       ----------      ----------      ----------

Operating expenses:
    Selling, general and administrative                                10,212,917       7,851,747       6,348,498
    Research and development                                            7,646,796       5,979,252       2,688,653
                                                                       ----------      ----------      ----------
                                                                       17,859,713      13,830,999       9,037,151
                                                                       ----------      ----------      ----------
                      Income from operations                            2,882,608       9,471,686      11,424,887
                                                                       ----------      ----------      ----------

Other income (expense):
    Interest income                                                       523,956         420,367         139,955
    Gain (loss) on disposal of assets                                       4,004          (9,023)         (6,926)
                                                                       ----------      ----------      ----------
                                                                          527,960         411,344         133,029
                                                                       ----------      ----------      ----------
                      Income before income taxes                        3,410,568       9,883,030      11,557,916
Income taxes (note 10)                                                  1,256,000       3,829,000       4,500,000
                                                                       ----------      ----------      ----------
                      Net income                                      $ 2,154,568       6,054,030       7,057,916
                                                                       ==========      ==========      ==========
Earnings per share (note 6):
                      Primary earnings per share                      $       .14             .38             .44
                                                                       ==========      ==========      ==========
                      Net fully diluted earnings per share            $       .14             .38             .44
                                                                       ==========      ==========      ==========


See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1996, 1995 and 1994


                                                Common stock
                                           ----------------------      Additional     Deferred
                                              Number                    paid-in     compensation    Retained
                                            of shares      Amount       capital      (note 11)      earnings
                                           ----------     -------      ---------      -------      ----------
Balance--December 31, 1993                 14,663,628   $ 146,636      4,012,512            -       6,208,697
Stock options exercised (note 8)              886,000       8,860        438,414            -               -
Tax benefit associated with exercise
    of stock options                                -           -      2,053,577            -               -
Net income                                          -           -              -            -       7,057,916
Restricted stock awards                             -           -        105,900     (105,900)              -
                                           ----------     -------      ---------      -------      ----------
Balance--December 31, 1994                 15,549,628     155,496      6,610,403     (105,900)     13,266,613

Stock options exercised (note 8)              125,000       1,250        150,853            -               -
Tax benefit associated with exercise
    of stock options                                -           -      1,148,000            -               -
Amortization of deferred compensation
                                                    -           -             -        34,185               -
Net income                                          -           -             -             -       6,054,030
Restricted stock awards                         8,636          86         70,868      (70,954)              -
                                           ----------     -------      ---------      -------      ----------
Balance--December 31, 1995                 15,683,264     156,832      7,980,124     (142,669)     19,320,643

Stock options exercised (note 8)               77,120         771        223,958            -               -
Tax benefit associated with exercise
    of stock options                                -           -        192,000            -               -
Amortization of deferred compensation
                                                    -           -              -       55,631               -
Net income                                          -           -              -            -       2,154,568
Restricted stock awards                         4,248          43        (35,580)      35,537               -
                                           ----------     -------      ---------      -------      ----------
Balance--December 31, 1996                 15,764,632   $ 157,646      8,360,502      (51,501)     21,475,211
                                           ==========     =======      =========      =======      ==========

See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994


                                                                            1996              1995            1994
                                                                         ----------       ----------       ---------
Cash flows from operating activities:
    Net income                                                          $ 2,154,568        6,054,030       7,057,916
    Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation                                                   1,425,381          717,169         341,115
           (Gain) loss on disposal of assets                                 (4,004)           9,023           6,926
           Provision for deferred compensation                               55,631           34,185               -
           Provision for deferred income taxes                             (699,000)          18,000        (554,000)
           Effects of changes in operating assets and liabilities:
              Accounts receivable                                        (1,074,191)       1,676,639      (5,027,450)
              Inventory                                                   1,055,018        2,025,746      (4,047,467)
              Prepaid expenses                                              (41,923)        (147,612)        (26,862)
              Other assets                                                  (50,171)         (41,668)        (12,322)
              Accounts payable                                             (139,774)         416,453         787,721
              Accrued expenses                                            2,721,783          124,866       3,845,422
              Deferred revenue                                                    -           (3,939)        (18,238)
                                                                         ----------       ----------       ---------
                      Net cash provided by operating activities           5,403,318       10,882,892       2,352,761
                                                                         ----------       ----------       ---------

Cash flows from investing activities:
    Purchases of property, plant and equipment                           (2,531,577)      (5,409,009)     (3,563,934)
    Proceeds from sale of property, plant and equipment                       5,335              673           5,500
    Purchase of marketable securities                                             -                -         (23,178)
    Proceeds from sale of marketable securities                                   -          422,322               -
                                                                         ----------       ----------       ---------
                      Net cash used by investing activities              (2,526,242)      (4,986,014)     (3,581,612)
                                                                         ----------       ----------       ---------

Cash flows from financing activities--
    Proceeds from issuance of common stock                                  224,729          152,103         447,274
                                                                         ----------       ----------       ---------
                      Net cash provided by financing activities             224,729          152,103         447,274
                                                                         ----------       ----------       ---------

Increase (decrease) in cash and cash equivalents                          3,101,805        6,048,981        (781,577)
Cash and cash equivalents--beginning of year                              9,176,287        3,127,306       3,908,883
                                                                         ----------       ----------       ---------
Cash and cash equivalents--end of year                                 $ 12,278,092        9,176,287       3,127,306
                                                                         ==========       ==========       =========

SUPPLEMENTAL CASH FLOW DISCLOSURE:
    Income taxes paid                                                  $  1,558,832        3,613,032       1,875,994
                                                                         ==========       ==========       =========


See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1996 and 1995



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following accounting principles and practices of Applied Innovation
        Inc. and subsidiary (the Company) are set forth to facilitate the understanding of data presented in the consolidated financial statements:

    (a) DESCRIPTION OF BUSINESS ACTIVITY

        The Company is a leading provider of network solutions for telecommunications service providers. The Dublin, Ohio, based company designs and manufactures products for network management, protocol conversion, mediation and data communication between network elements and operations support systems. The Company's products enable operations systems to manage all the elements in multi-vendor, multi-protocol telecommunications networks. The majority of the Company's customers are Regional Bell Operating Companies, inter-exchange carriers and competitive access providers.

    (b) PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of Applied
            Innovation Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

    (c) CASH EQUIVALENTS

        Cash equivalents of $6,104,874 and $5,557,759 at December 31, 1996 and
            1995, respectively, consist of taxable and tax exempt bonds with seven day put options. For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    (d) REVENUE RECOGNITION

        Sales revenue is recognized when products are shipped. Field service revenue is recognized as projects are completed.

    (e) INVENTORY

        Inventory is stated at the lower of cost or market using the first-in, first-out method.


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



    (f) PROPERTY, PLANT AND EQUIPMENT
        Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives as follows:

                                                  LIVES (IN YEARS)
                                                  ----------------
                      Building                           40
                      Vehicles                           5
                      Equipment                          3-5
                      Furniture                          7

    (g) WARRANTY

        The Company warrants its products for one year after sale.
            Additionally, the Company may agree to repair, replace or service its products beyond the one year warranty period. Accordingly, the Company accrues the estimated costs of such warranties and services.

    (h) INCOME TAXES

        Income taxes are accounted for under the asset and liability method.
            Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (i) STOCK OPTION PLANS

        Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

        On January 1, 1996, the Company adopted Statement of Financial
            Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant (fair-value-based method). Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



    (j) RESEARCH AND DEVELOPMENT

        Research and development costs are charged to operations when incurred.

        Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed. Under the standard, capitalization of software development costs begin upon the establishment of technological feasibility or a working model, subject to net realizable value considerations. As of December 31, 1996 and 1995, such capitalizable costs were insignificant. Accordingly, the Company has charged all such costs to research and development.

    (k) GENERAL CREDIT RISK

        The Company grants credit on open account to its customers, substantially all of whom are in the telecommunications industry.

    (l) USE OF ESTIMATES

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(2) INVENTORY

    Major classes of inventory at December 31, 1996 and 1995 are summarized below:

                                                  1996           1995
                                               ---------      ---------
          Raw materials                      $ 1,831,708      1,947,014
          Work-in-process                        456,137        632,740
          Finished goods                         793,076      1,531,185
                                               ---------      ---------
                                               3,080,921      4,110,939
          Reserve for obsolescence               (75,000)       (50,000)
                                               ---------      ---------
                                             $ 3,005,921      4,060,939
                                               =========      =========

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair values of all financial instruments approximate carrying values because of the short maturities of those instruments.


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



(4) LINE OF CREDIT

    The Company has a $5 million revolving line of credit available. Effective
        August 1, 1996, the line was extended and it expires on March 31, 1998. The outstanding principal bears interest at the London Interbank Offered Rate plus 2% (7.5% at December 31, 1996). Borrowings under this line are unsecured. No amounts were outstanding under this line of credit at December 31, 1996 and 1995.

(5) STOCK SPLIT

    On July 27, 1995 the Board of Directors declared a two for one common stock split in the form of a 100% common stock dividend to stockholders of record on August 17, 1995, payable August 31, 1995. On January 25, 1994, the Board of Directors declared a two for one common stock split in the form of a 100% common stock dividend to stockholders of record on February 16, 1994, payable March 2, 1994. All share and per share amounts in the accompanying consolidated financial statements have been adjusted for the splits. In connection with the stock splits, the par value has remained $.01 per share.

(6) EARNINGS PER SHARE

    The calculations of earnings per share for the years ended December 31, 1996, 1995 and 1994 are based upon the weighted average shares outstanding during the periods and, when applicable, those stock options that are dilutive after giving retroactive effect for the two for one splits on August 17, 1995 and February 16, 1994. Weighted average common shares deemed outstanding, using the treasury stock method, totaled 15,863,653, 15,953,064, and 15,863,174 shares for the years ended December 31, 1996, 1995 and 1994, respectively.

(7) MAJOR CUSTOMERS

    During the year ended December 31, 1996, revenues to three major customers comprised 53% of total revenues. The revenues to these three customers individually ranged from 15% to 20% of total revenues. At December 31, 1996, the amount due from these customers included in trade accounts receivable was $2,306,795.

    During the year ended December 31, 1995, revenues to four major customers comprised 67% of total revenues. The revenues to these three customers individually ranged from 13% to 20% of total revenues. At December 31, 1995, the amount due from those customers included in trade accounts receivable was $3,044,350.

    During the year ended December 31, 1994, revenues to three major customers comprised 63% of total revenues. The revenues to these four customers individually ranged from 14% to 27% of total revenues.


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



(8) STOCK OPTION PLANS

    The Company's 1996 Stock Option Plan (the 1996 Plan) was adopted by the
        Board of Directors on February 1, 1996 and approved by the stockholders of the Company as of April 25, 1996. A total of 1,000,000 shares of common stock have been reserved for issuance under the 1996 Plan. Options granted under the 1996 Plan may be either incentive stock options or non-statutory stock options, with maximum terms of ten years. The exercise price of each incentive stock option must be at least 100% of the fair market value per share of the Company's common stock as determined by the Stock Option and Compensation Committee on the date of grant.

    Previously, the Company had adopted the 1986 Incentive Stock Option Plan and the 1986 Non-statutory Stock Option Plan (the 1986 Plans). Options granted under the 1986 Plans have maximum terms of ten years. The exercise price of each incentive stock option must be at least 100% of the fair market value per share of the Company's common stock as determined by the Stock Option and Compensation Committee on the date of grant.

    Tax benefits realized by the Company for deductions in excess of compensation expense under these plans are credited to additional paid-in capital.

    At December 31, 1996, there were 885,000 additional shares available for grant under the 1996 Plan. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $6.33 and $6.55 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 1996 and 1995, respectively: dividend yield of 0% for both years; expected volatility of 66% and 71%; risk-free interest rate of 6% for both years; and expected life of 4.3 and 3.1 years.

    The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income and earnings per share, net of related income tax effects, would have been reduced to the pro forma amounts indicated below:

                                                                    1996           1995
                                                                 ---------      ---------
           Net income                           As reported     $2,154,568      6,054,030
                                                Pro forma        1,709,554      5,813,856

           Primary earnings per share           As reported     $      .14            .38
                                                Pro forma              .11            .36

           Fully diluted earnings per share     As reported     $      .14            .38
                                                Pro forma              .11            .36


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



    Pro forma net income reflects only options granted in 1996 and 1995.
        Therefore, the full impact of calculating compensation cost for stock options under Statement 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

    Stock option activity during the periods indicated is as follows:

                                                 Number of     Weighted-average
                                                   shares       exercise price
                                                 ---------     ----------------

        Balance at December 31, 1993             1,253,000          $  1.07
            Granted                                285,000            11.49
            Exercised                             (886,000)            0.51
            Canceled/expired                       (32,000)            4.79
                                                 ---------

        Balance at December 31, 1994               620,000          $  6.48
            Granted                                 90,000            12.75
            Exercised                             (125,000)            1.22
            Canceled/expired                       (12,000)            4.79
                                                 ---------

        Balance at December 31, 1995               573,000          $  8.65
            Granted                                265,000            11.19
            Exercised                              (77,120)            2.91
            Canceled/expired                       (58,480)            8.39
                                                 ---------
        Balance at December 31, 1996               702,400          $ 10.26
                                                 =========


    The following table summarizes information about options outstanding at December 31, 1996:

                                     Options outstanding               Options exercisable
                            --------------------------------------    ---------------------
                                          Weighted-
                                           average       Weighted-                  Weighted-
                                          remaining      average                    average
            Range of        Number of    contractual     exercise     Number of     exercise
        exercise prices       shares         life          price        shares        price
        ---------------      -------      ----------      ------       -------        -----
        $.625 - .685          48,200          1.0        $   .67        48,200      $   .67
        $4.78 - 4.79          88,200          2.3           4.78        78,600         4.78
        $7.72 - 9.75         119,400          5.1           8.76        39,400         8.25
        $10.75 - 14.25       446,600          4.3          12.78       222,609        13.24
                             -------                                   -------
                             702,400          4.0          10.26       388,809         9.46
                             =======                                   =======


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



(9) DEFINED CONTRIBUTION PLAN

    During 1992, the Company adopted a defined contribution 401(k) and profit sharing plan which covers all eligible employees. In 1996, 1995, and 1994 the Company matched 25% of each participant's contribution up to 6% of that participant's compensation. The Company may also make profit sharing contributions at the discretion of the Board of Directors. For 1996, 1995 and 1994, the profit sharing contribution was $200,000, $200,000, and $130,000, respectively, and the total expense related to the plan was $259,061, $232,885, and $144,377, respectively.


(10) INCOME TAXES

    Income tax expense (benefit) consists of:

                                               CURRENT      DEFERRED        TOTAL
                                              ---------     ---------     ---------
        Year ended December 31, 1996:
            U.S. federal                    $ 1,706,000      (631,000)    1,075,000
            State and local                     249,000       (68,000)      181,000
                                              ---------     ---------     ---------
                                            $ 1,955,000      (699,000)    1,256,000
                                              =========     =========     =========

        Year ended December 31, 1995:
            U.S. federal                    $ 3,220,000        15,300     3,235,300
            State and local                     591,000         2,700       593,700
                                              ---------     ---------     ---------
                                            $ 3,811,000        18,000     3,829,000
                                              =========     =========     =========

        Year ended December 31, 1994:
            U.S. federal                    $ 3,929,000      (471,000)    3,458,000
            State and local                   1,125,000       (83,000)    1,042,000
                                              ---------     ---------     ---------
                                            $ 5,054,000      (554,000)    4,500,000
                                              =========     =========     =========


    A reconciliation of income tax expense at the expected federal statutory rate (34%) to income tax expense at the Company's effective rates for continuing operations is as follows:

                                                 1996          1995          1994
                                              ---------     ---------     ---------
        Computed tax at the expected
          federal statutory rate            $ 1,159,593     3,360,230     3,929,691
        State and local income taxes, net
          of federal income tax effect           96,340       392,760       659,500
        Other                                        67        76,010       (89,191)
                                              ---------     ---------     ---------
                                            $ 1,256,000     3,829,000     4,500,000
                                              =========     =========     =========


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

                                                                   1996        1995
                                                                ---------     -------
        Deferred tax assets:
            State income taxes                                $         -      91,200
            Warranty reserve                                    1,063,212     137,320
            Accounts receivable allowance                          43,323      40,000
            Inventory, principally due to additional costs
               inventoried for tax purposes                       259,875     284,925
            Other                                                  19,250           -
                                                                ---------     -------
                      Total gross deferred tax assets           1,385,660     553,445

        Deferred tax liabilities:
            Plant and equipment, principally due to
               difference in depreciation                         244,035     123,795
            State income taxes                                     19,635           -
                                                                ---------     -------
                      Total gross deferred tax liabilities        263,670     123,795
                                                                ---------     -------
                      Net deferred tax asset                  $ 1,121,990     429,650
                                                                =========     =======


    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the utilization of loss carrybacks or the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and, therefore, no valuation allowance has been provided.


(11) BONUS PLAN

    In 1996 and 1995, the Company offered a bonus plan to certain officers and managers. Depending on the level of pretax, prebonus earnings achieved, participants are entitled to specified percentages of their base salaries as bonuses. The bonuses are payable on March 15 following the year end with 50% payable in cash and 50% payable in restricted, forfeitable shares of common stock at specified values. The shares vest and become nonforfeitable if the participants are still employed by the Company three years after the payable date.


                                                                     (Continued)

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

              Notes to Consolidated Financial Statements, Continued



    The deferred compensation represents a contra equity account to be amortized over the three-year vesting period. The related shares of common stock are included as common stock equivalents in the earnings per share calculation.


(12) LEASE COMMITMENTS

    The Company is obligated for office space in North Carolina under a five year operating lease, with termination rights after three years upon payment of a specified termination fee. Rental payments include minimum base rent plus payments for taxes, insurance and certain operating, repair and maintenance expenses of the facility. There was no rent expense in 1996 or 1995 as the Company did not occupy the office space until 1997.

    Future minimum lease payments under the operating lease as of December 31, 1996 are:

               Year ending December 31:
                   1997                                 $    225,170
                   1998                                      245,640
                   1999                                      245,640
                   2000                                      245,640
                   2001                                      245,640
                   2002                                       20,470
                                                           ---------
               Total minimum lease payments             $  1,228,200
                                                           =========


(13) CONTINGENCIES

    The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.