Form 10-K405, Exhibit 13
period 1997-12-31
APPLIED INNOVATION INC
filed 1998-03-31
CIK 798399

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

Applied Innovation Inc. develops, manufactures, and markets network mediation and bridging products and services to the telecommunications industry. The Company's products and services support the operation, maintenance, administration and provisioning of the internal networks used by telecommunications companies to manage elements in their customer service network systems. The Company's primary emphasis is on providing hardware and software solutions to companies in the telecommunications industry.

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

The Company estimates that the regional bell operating companies (RBOCs) control approximately half of the estimated 20,000 communications central office locations in the United States. The remaining locations are controlled by a few large firms (such as GTE, MCI, and Sprint United) and more than 1,000 smaller independent firms. The Company has historically concentrated its marketing efforts on the RBOCs because of their relative size, demand for product, and importance. As a result, the Company has historically received a large percentage of its annual net sales from RBOCs.

Each RBOC has a finite number of central offices, which limits its total demand for the Company's existing products. To the extent that the Company achieves significant penetration with existing products of any one RBOC's central office facilities, it cannot anticipate substantial additional sales of these products to the same RBOC. Future domestic sales to these customers will depend on the development of new products and new releases of existing products. Sales growth for existing products will be achieved through additional sales to other RBOCs and continued penetration of the diverse market of independent phone companies.

The Company also invested in the development of Internet access products during 1997. The products are designed to assist telecommunications companies in off-loading data traffic from the congested voice traffic lines onto a data network, relieving communications lines originally designed to carry voice, not data. No sales of the access products occurred in 1997.

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

Net sales rose to $46,661,000 in 1997 from $41,146,000 in 1996, an increase of 13%. Most of the increase resulted from additional unit sales of the AISwitch Series 180. Because sales are concentrated among the RBOCs and long distance phone companies, a small number of customers have accounted for substantial portions of the Company's annual net sales. Five companies accounted for 76% of the Company's net sales in 1997. Each of these five customers contributed between 14% and 22% of net sales.

Cost of sales as a percentage of net sales decreased to 43% in 1997 from 50% in 1996, and gross profit increased to 57% in 1997 from 50% in 1996. The increase in gross profit as a percentage of net sales was due to increased production efficiencies gained through an increase in sales volume. Additionally, gross profit in 1996 was adversely impacted by increased warranty expense attributable to units which the Company agreed to repair to avoid future product difficulties, and demonstrate the Company's quality assurance commitment to customers. The Company expects 1998 gross profit, as a percentage of net sales, to be lower than in 1997 due to the scheduled release of a new product line which will initially be sold at a lower profit margin than the Company's existing product line.

Research and development (R&D) expenses increased to $12,897,000 in 1997 from $7,647,000 in 1996, and increased as a percentage of net sales to 28% in 1997 from 19% in 1996. A substantial portion of the increase resulted from the hiring of additional personnel and the opening of a R&D facility in North Carolina in 1997. During 1997 the Company incurred approximately $6,500,000 in R&D expense to develop Internet access products for its telecommunication company customers. The Company anticipates that in 1998 the actual dollars expended for research and development will be higher than in 1997 to support its existing product lines and the ongoing development of the Internet access products.

Selling, general, and administrative (SG&A) expenses increased to $15,091,000 in 1997 from $10,213,000 in 1996. As a percentage of net sales, these expenses increased to 32% in 1997 from 25% in 1996. Approximately $1,975,000 of the increase was attributable to additional employment and recruiting expenses for administrative personnel to support current operations and increased sales, marketing and product management personnel to support planned growth. Other significant increases to SG&A in 1997 were for commissions due on the sale of products containing licensed technology ($718,000), bad debts ($724,000), consulting ($463,000), travel and entertainment ($440,000), and office and computer supplies ($354,000). To support continued growth, the Company expects additional increases in sales, general, and administrative personnel and related costs during 1998.

As a result of the above changes in sales and expenses, there was a loss from operations of $1,419,000 in 1997 compared to an income from operations of $2,883,000 in 1996. As a percentage of net sales, income (loss) from operations was (3%) in 1997 and 7% in 1996.

Net other income decreased by $127,000 to $401,000 in 1997. The decrease is attributable to losses of $134,000 recognized upon the disposal of assets in 1997.

There was a loss before income taxes in 1997 of $1,017,000 compared to an income before income taxes of $3,411,000 in 1996.

The Company's effective income tax rate was 37% in 1997 and 1996.

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

Net sales rose to $41,146,000 in 1996 from $36,014,000 in 1995, an increase of 14%. Most of the increase resulted from additional unit sales of the AISwitch Series 180. Because sales are concentrated among the RBOCs and long distance phone companies, a small number of customers have accounted for substantial portions of the Company's annual net sales. Three companies accounted for 53% of the Company's net sales in 1996. Each of these three customers contributed between 15% and 20% of net sales.

Cost of sales as a percentage of net sales increased to 50% in 1996 from 35% in 1995, and gross profit decreased to 50% in 1996 from 65% in 1995. The reduction in gross profit as a percentage of net sales was due in part to costs incurred to support and upgrade certain installed products pending the release of new products and selected price competition. Additionally, gross profit in 1996 was adversely impacted by increased warranty expense attributable to units which the Company agreed to repair to avoid future product difficulties, and demonstrate the Company's quality assurance commitment to customers.

Research and development expenses increased to $7,647,000 in 1996 from $5,979,000 in 1995, and increased as a percentage of net sales to 19% in 1996 from 17% in 1995. A substantial portion of the increase resulted from the hiring of additional personnel.

Selling, general, and administrative expenses increased to $10,213,000 in 1996 from $7,852,000 in 1995. As a percentage of net sales, these expenses increased to 25% in 1996 from 22% in 1995. The increase is attributable to additional administrative personnel to support current operations, increased sales, marketing and product management personnel to support planned growth, and completion of an addition to the Company's Dublin, Ohio facility at the beginning of 1996.

As a result of the above changes in net sales and expenses, income from operations decreased by 70% to $2,883,000 in 1996 from $9,472,000 in 1995. As a percentage of net sales, income from operations was 7% in 1996 and 26% in 1995.

Net other income increased by $117,000 to $528,000 in 1996. The increase is attributable to interest income earned on higher average cash balances.

Income before income taxes decreased in 1996 by 65% to $3,411,000 from $9,883,000.

The Company's effective income tax rate was 37% in 1996 and 39% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $309,000 and $5,211,000 for 1997 and 1996, respectively. In 1997, net loss plus depreciation provided $1,811,000 of operating cash flow. In 1996, net income plus depreciation provided $3,580,000 of operating cash flow.

Net working capital was $16,655,000 at December 31, 1997, compared to $19,091,000 at December 31, 1996. Current ratios on those dates were 3.1:1 and 4.5:1 respectively. The Company had no long-term debt in 1997 or 1996.

Capital expenditures equaled $4,454,000 and $2,532,000 in 1997 and 1996, respectively. Net capital expenditures in 1997 and 1996 included $3,173,000 and $2,342,000, respectively, for the purchase of equipment and furniture. The Company opened a research and development facility in North Carolina in 1997 to focus on the development of Internet access products. The Company has expended approximately $3,548,000 for capital assets to be used in the development of the Company's Internet access products. These capital assets include leasehold improvements, office equipment and furnishings, test equipment, and computer and network equipment.

The Company has greatly increased its investment in the development of Internet access products. The Company is actively seeking a strategic partner to assist in the expanded development of its Internet access products. Depending on the success of the search and the structure of any subsequent agreement, the Company may realize an inflow of a significant amount of capital.

The Company has an unsecured line of credit from a bank totaling $5,000,000. Interest on the outstanding balance is payable monthly at the London Interbank Offered Rate plus 2 percent. Unpaid principal is due March 31, 1998.
At December 31, 1997, the full $5,000,000 amount of the line was available.

The Company believes that its existing cash, cash equivalents, cash to be generated from future operations, and funds which may be obtained from future financing activities will provide sufficient capital to meet the business needs of the Company.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, the matters discussed in this annual report concerning future gross margins, R&D expenses, SG&A expenses, capital expenditures, development of Internet access products, and capital resources are forward-looking statements that involve risks and uncertainties including, but not limited to, the continued acceptance of the Company's existing telecommunications network management products by regional bell operating companies and other telecommunications carriers; changes in customer needs, demands and buying patterns for telecommunication equipment; the timely development of new products and product upgrades and the market's acceptance of such products; changes in product warranty experience; competitive pressures from companies with substantially greater resources; the ability of the Company to hire additional technical personnel for new product development; the Company's ability to manage its planned new product development; and other factors discussed in the Company's prior filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 1997, all of which factors and risks may cause actual results to differ materially from management's current expectations. The Company undertakes no obligation to publish, update, or revise any forward-looking statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY
                             -----------------------
                        Consolidated Financial Statements

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Applied Innovation Inc.:


We have audited the accompanying consolidated balance sheets of Applied Innovation Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Innovation Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997 in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP


Columbus, Ohio
February 11, 1998

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                           Consolidated Balance Sheets


                                                                                                 AT DECEMBER 31,
                                                                                          ---------------------------------
                                         ASSETS                                                1997             1996
                                         ------                                                ----             ----
Current assets:
    Cash and cash equivalents                                                           $     8,195,156    $  12,278,092
    Accounts receivable, net of allowance of $228,284 in 1997 and $112,528 in 1996           11,944,692        7,646,517
    Inventory                                                                                 3,176,299        3,005,921
    Prepaid expenses                                                                            298,362          270,611
    Deferred income taxes                                                                     1,145,000        1,366,025
                                                                                          ---------------- ----------------
                      Total current assets                                                   24,759,509       24,567,166
                                                                                          ---------------- ----------------

Property, plant and equipment:
    Land                                                                                      1,639,303        1,458,296
    Building                                                                                  4,851,032        4,843,165
    Leasehold improvements                                                                      266,040
    Vehicles                                                                                     40,143           40,143
    Equipment                                                                                 8,060,637        5,164,077
    Furniture                                                                                 2,218,569        1,942,545
                                                                                          ---------------- ----------------
                                                                                             17,075,724       13,448,226
    Less accumulated depreciation                                                             4,241,781        2,470,584
                                                                                          ---------------- ----------------
                      Net property, plant and equipment                                      12,833,943       10,977,642
Other assets                                                                                    114,096          117,436
                                                                                          ---------------- ----------------
                                                                                        $    37,707,548    $  35,662,244
                                                                                          ================ ================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Current liabilities:
    Accounts payable                                                                    $     3,365,815    $   1,517,191
    Accrued expenses:
       Royalties                                                                              1,001,323           76,036
       Commissions                                                                              440,461          315,830
       Property taxes                                                                           336,568          133,415
       Payroll taxes and withholdings                                                           117,632           65,839
       Income taxes                                                                             107,522          289,612
       Payroll                                                                                  508,817           98,448
       Profit sharing plan                                                                       38,272          218,391
       Warranty                                                                               2,155,325        2,761,589
    Deferred revenue                                                                             32,831
                                                                                          ---------------- ----------------
                      Total current liabilities                                               8,104,566        5,476,351
Deferred income taxes                                                                           200,000          244,035
                                                                                          ---------------- ----------------
                      Total liabilities                                                       8,304,566        5,720,386
                                                                                          ---------------- ----------------
Stockholders' equity:
    Common stock, $.01 par value.  Authorized 30,000,000 shares; issued and outstanding
       15,790,832 in 1997 and 15,764,632 shares in 1996                                         157,908          157,646
    Additional paid-in capital                                                                8,407,058        8,360,502
    Deferred compensation                                                                                        (51,501)
    Retained earnings                                                                        20,838,016       21,475,211
                                                                                          ---------------- ----------------
                      Total stockholders' equity                                             29,402,982       29,941,858
                                                                                          ---------------- ----------------
                                                                                        $    37,707,548    $  35,662,244
                                                                                          ================ ================

See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                      Consolidated Statements of Operations


                                                                                    YEARS ENDED DECEMBER 31,
                                                                                    ------------------------
                                                                             1997             1996            1995
                                                                             ----             ----            -----
Net sales                                                             $     46,661,054    $  41,145,876   $  36,013,535
Cost of sales                                                               20,091,096       20,403,555      12,710,850
                                                                        ---------------- --------------- ---------------
                      Gross profit                                          26,569,958       20,742,321      23,302,685
                                                                        ---------------- --------------- ---------------

Operating expenses:
    Selling, general and administrative                                     15,091,470       10,212,917       7,851,747
    Research and development                                                12,897,072        7,646,796       5,979,252
                                                                        ---------------- --------------- ---------------
                                                                            27,988,542       17,859,713      13,830,999
                                                                        ---------------- --------------- ---------------
                      Income (loss) from operations                                           2,882,608       9,471,686
                                                                            (1,418,584)
                                                                        ---------------- --------------- ---------------
Other income (expense):
    Interest income                                                            535,409          523,956         420,367
    Gain (loss) on disposal of assets                                         (134,020)           4,004          (9,023)
                                                                        ---------------- --------------- ---------------
                                                                               401,389          527,960         411,344
                                                                        ---------------- --------------- ---------------
                      Income (loss) before income taxes                     (1,017,195)       3,410,568       9,883,030
Income taxes                                                                  (380,000)       1,256,000       3,829,000
                                                                        ---------------- --------------- ---------------
                      Net income (loss)                               $       (637,195)   $   2,154,568   $   6,054,030
                                                                        ================ =============== ===============
Earnings (loss) per share:
                      Basic earnings (loss) per share                 $          (.04)    $         .14   $         .39
                                                                        ================ =============== ===============
                      Diluted earnings (loss) per share               $          (.04)    $         .14   $         .38
                                                                        ================ =============== ===============
                      Weighted average shares outstanding for basic
                          earnings (loss) per share                         15,786,332       15,742,760      15,650,755
                                                                        ================ =============== ===============
                      Weighted average shares outstanding for diluted
                          earnings (loss) per share                         15,786,332       15,862,248      15,920,076
                                                                        ================ =============== ===============

See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity


                                              Common stock
                                       ---------------------------
                                                                     Additional
                                          Number                      paid-in          Deferred         Retained
                                         of shares      Amount        capital        compensation       earnings
                                       -------------- ------------ --------------- ---------------- -----------------
Balance-December 31, 1994                 15,549,628  $  155,496   $   6,610,403   $    (105,900)   $   13,266,613
Stock options exercised                      125,000       1,250         150,853
Tax benefit associated with exercise
    of stock options                                                   1,148,000
Amortization of deferred compensation
                                                                                          34,185
Net income                                                                                               6,054,030
Restricted stock awards                        8,636          86          70,868         (70,954)
                                       -------------- ------------ --------------- ---------------- -----------------
Balance-December 31, 1995                 15,683,264     156,832       7,980,124        (142,669)       19,320,643
Stock options exercised                       77,120         771         223,958
Tax benefit associated with exercise
    of stock options                                                     192,000
Amortization of deferred compensation
                                                                                          55,631
Net income                                                                                               2,154,568
Restricted stock awards                        4,248          43         (35,580)         35,537
                                       -------------- ------------ --------------- ---------------- -----------------
Balance-December 31, 1996                 15,764,632     157,646       8,360,502         (51,501)       21,475,211
Stock options exercised                       26,200         262          16,863
Tax benefit associated with exercise
    of stock options                                                      29,693
Amortization of deferred compensation
                                                                                          51,501
Net loss                                                                                                  (637,195)
                                       -------------- ------------ --------------- ---------------- -----------------
Balance-December 31, 1997                 15,790,832  $  157,908   $   8,407,058   $           0    $   20,838,016
                                       ============== ============ =============== ================ =================

See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                      Consolidated Statements of Cash Flows


                                                                                 YEARS ENDED DECEMBER 31,
                                                                                 ------------------------
                                                                           1997             1996             1995
                                                                           ----             ----             ----
Cash flows from operating activities:
    Net income (loss)                                                 $     (637,195)  $    2,154,568   $    6,054,030
    Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
           Depreciation                                                    2,448,009        1,425,381          717,169
           (Gain) loss on disposal of assets                                 134,020           (4,004)           9,023
           Provision for deferred compensation                                51,501           55,631           34,185
           Provision for deferred income taxes                                80,000         (699,000)          18,000
           Effects of changes in operating assets and liabilities:
              Accounts receivable                                         (4,298,175)      (1,074,191)       1,676,639
              Inventory                                                     (170,378)       1,055,018        2,025,746
              Prepaid expenses                                               (27,751)         (41,923)        (147,612)
              Other assets                                                     3,340          (50,171)         (41,668)
              Accounts payable                                             1,848,624         (139,774)         416,453
              Accrued expenses                                               843,750        2,529,783       (1,023,134)
              Deferred revenue                                                32,831                            (3,939)
                                                                      ---------------- ---------------  ---------------
                      Net cash provided by operating activities              308,576        5,211,318        9,734,892
                                                                      ---------------- ---------------  ---------------

Cash flows from investing activities:
    Purchases of property, plant and equipment                            (4,453,540)      (2,531,577)      (5,409,009)
    Proceeds from sale of property, plant and equipment                       15,210            5,335              673
    Proceeds from sale of marketable securities                                                                422,322
                                                                      ---------------- ---------------  ---------------
                      Net cash used by investing activities               (4,438,330)      (2,526,242)      (4,986,014)
                                                                      ---------------- ---------------  ---------------

Cash flows from financing activities:
    Tax benefit associated with exercise of stock options                     29,693          192,000        1,148,000
    Proceeds from issuance of common stock                                    17,125          224,729          152,103
                                                                      ---------------- ---------------  ---------------
                      Net cash provided by financing activities               46,818          416,729        1,300,103
                                                                      ---------------- ---------------  ---------------

Increase (decrease) in cash and cash equivalents                          (4,082,936)       3,101,805        6,048,981
Cash and cash equivalents-beginning of year                               12,278,092        9,176,287        3,127,306
                                                                      ---------------- ---------------  ---------------
Cash and cash equivalents-end of year                                 $    8,195,156   $   12,278,092   $    9,176,287
                                                                      ================ ===============  ===============


SUPPLEMENTAL CASH FLOW DISCLOSURE:
    Income taxes paid                                                 $       75,801   $    1,558,832   $     3,613,032
                                                                      ================ ===============  ===============

See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1997 and 1996


   (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following accounting principles and practices of Applied Innovation
            Inc. and subsidiary (the Company) are set forth to facilitate the understanding of data presented in the consolidated financial statements:

              DESCRIPTION OF BUSINESS ACTIVITY
              The Company is a leading provider of network solutions for telecommunications service providers. The Dublin, Ohio, based company designs and manufactures products for network management, protocol conversion, mediation and data communication between network elements and operations support systems. The Company's products enable operations systems to manage all the elements in multivendor, multiprotocol telecommunications networks. The majority of the Company's customers are regional bell operating companies, long distance phone companies and competitive access providers.

              PRINCIPLES OF CONSOLIDATION
              The consolidated financial statements include the accounts of
                  Applied Innovation Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

              CASH EQUIVALENTS
              Cash equivalents of $5,293,731 and $6,104,874 at December 31, 1997
                  and 1996, respectively, consist of taxable and tax exempt bonds with seven-day put options. For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

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

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

              WARRANTY
              The Company warrants its products for one year after sale.
                  Additionally, the Company may agree to repair, replace or service its products beyond the one-year warranty period. Accordingly, the Company accrues the estimated costs of such warranties and services.

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

              EARNINGS PER SHARE
              In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

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

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


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

   (2)  INVENTORY

        Major classes of inventory at December 31, 1997 and 1996 are summarized below:

                                                                                       1997           1996
                                                                                       ----           ----
             Raw materials                                                         $ 1,715,268    $ 1,831,708
             Work-in-process                                                         1,092,754        456,137
             Finished goods                                                            480,393        793,076
                                                                                   -------------  -------------
                                                                                     3,288,415      3,080,921
             Reserve for obsolescence                                                 (112,116)       (75,000)
                                                                                   -------------  -------------
                                                                                   $ 3,176,299    $ 3,005,921
                                                                                   =============  =============

   (3)  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair values of all financial instruments approximate carrying values because of the short maturities of those instruments.

   (4)  LINE OF CREDIT

        The Company has a $5 million revolving line of credit available.
            Effective August 1, 1996, the line was extended and it expires on March 31, 1998. The outstanding principal bears interest at the London Interbank Offered Rate plus 2% (7.7% at December 31, 1997). Borrowings under this line are unsecured. No amounts were outstanding under this line of credit at December 31, 1997 and 1996.

        At December 31, 1997, the Company was either in compliance with or had obtained waivers for all covenants applicable to the line of credit arrangement.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

   (5)  STOCK SPLIT

        On July 27, 1995 the Board of Directors declared a two-for-one common stock split in the form of a 100% common stock dividend to stockholders of record on August 17, 1995, payable August 31, 1995. All share and per share amounts in the accompanying consolidated financial statements have been adjusted for the split. In connection with the stock split, the par value has remained $.01 per share.

   (6)  EARNINGS (LOSS) PER SHARE

        The calculations of earnings (loss) per share for the years ended
            December 31, 1997, 1996, and 1995 are based upon the weighted average shares outstanding during the periods and, when applicable, those stock options that are dilutive, using the treasury stock method, after giving retroactive effect for the two-for-one split on August 17, 1995. Reconciliations of the numerators and denominators of the basic and diluted earnings (loss) per share calculations follow:

                                                                              Year ended December 31, 1997
                                                                     ------------------------------------------------
                                                                          Loss            Shares         Per share
                                                                      (NUMERATOR)     (DENOMINATOR)        AMOUNT
                                                                      -----------     -------------      ---------
             Basic and diluted loss per share                        $  (637,195)        15,786,332     $  (.04)
                                                                     =============== =================  =============

                                                                              Year ended December 31, 1996
                                                                     ------------------------------------------------
                                                                        Income           Shares          Per share
                                                                      (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                                                      -----------     -------------      ---------
             Basic earnings per share-
                 Net income available to common stockholders         $ 2,154,568         15,742,760     $   .14
                                                                                                       ==============
             Effect of dilutive securities-
                 Stock options                                                              119,488
                                                                     -------------- ------------------
             Diluted earnings per share-
                 Net income available to common stockholders
                    including assumed conversions                    $ 2,154,568         15,862,248     $   .14
                                                                     ============== ================== ==============

                                                                              Year ended December 31, 1995
                                                                     ------------------------------------------------
                                                                         Income           Shares         Per share
                                                                      (NUMERATOR)     (DENOMINATOR)        AMOUNT
                                                                      -----------     -------------      ---------
             Basic earnings per share-
                 Net income available to common stockholders         $ 6,054,030         15,650,755     $   .39
                                                                                                        =============
             Effect of dilutive securities-
                 Stock options                                                              269,321
                                                                     --------------- -----------------
             Diluted earnings per share-
                 Net income available to common stockholders
                    including assumed conversions                    $ 6,054,030         15,920,076     $   .38
                                                                     =============== =================  =============

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


        Stock options to purchase 1,034,250 shares of common stock ranging from $.69 to $7.31 per share were outstanding in 1997 but were not included in the 1997 calculation of diluted loss per share because the Company experienced a net loss and the effect of such options would be antidilutive.

        Stock options to purchase 378,360 shares of common stock ranging from $9.75 to $14.25 per share were outstanding in 1996 but were not included in the 1996 calculation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and the effect of such options would be antidilutive.

   (7)  MAJOR CUSTOMERS

        During the year ended December 31, 1997, revenues to five major customers comprised 76% of total net sales. The revenues to these five customers individually ranged from 13% to 22% of total net sales. At December 31, 1997, the amount due from these customers, included in trade accounts receivable, was $9,374,203.

        During the year ended December 31, 1996, revenues to three major customers comprised 53% of total net sales. The revenues to these three customers individually ranged from 15% to 20% of total net sales. At December 31, 1996, the amount due from these customers, included in trade accounts receivable, was $2,306,795.

        During the year ended December 31, 1995, revenues to four major customers comprised 67% of total net sales. The revenues to these four customers individually ranged from 13% to 20% of total net sales.

   (8)  STOCK OPTION PLANS

        The Company's 1996 Stock Option Plan (the 1996 Plan) was adopted by the
            Board of Directors on February 1, 1996 and approved by the stockholders of the Company as of April 25, 1996. A total of 1,000,000 shares of common stock have been reserved for issuance under the 1996 Plan. Options granted under the 1996 Plan may be either incentive stock options or nonstatutory stock options, with maximum terms of ten years. The exercise price of each incentive stock option must be at least 100% of the fair market value per share of the Company's common stock as determined by the Stock Option and Compensation Committee on the date of grant.

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

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

        Effective March 1, 1997, the Company repriced all stock options outstanding with exercise prices exceeding the fair market value per share of the Company's common stock on that date. The stock options were repriced at $5, the fair market value on March 1, 1997.

        At December 31, 1997, there were 447,550 additional shares available for grant under the 1996 Plan. The per share weighted-average fair value of stock options granted during 1997, 1996, and 1995 was $2.35, $6.33, and $6.55, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 1997, 1996, and 1995, respectively: dividend yield of 0% for all years; expected volatility of 67%, 66%, and 71%; risk-free interest rate of 6% for all years; and expected life of 4.2, 4.3, and 3.1 years.

        The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, including the impact of the options repriced in 1997, the Company's net income and earnings per share, net of related income tax effects, would have been reduced to the pro forma amounts indicated below:

                                                                            1997           1996            1995
                                                                            ----           ----            ----
                Net income (loss)                     As reported     $    (637,195) $   2,154,568   $   6,054,030
                                                      Pro forma          (1,664,539)     1,709,554       5,813,856

                Basic earnings (loss) per share       As reported     $     (.04)    $      .14      $      .39
                                                      Pro forma             (.11)           .11             .36

                Diluted earnings (loss) per share     As reported     $     (.04)    $      .14      $      .38
                                                      Pro forma             (.11)           .11             .36

        Pro forma net income (loss) reflects only options granted since January
            1, 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period, and compensation cost for options granted prior to January 1, 1995 is not considered.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

        Stock option activity during the periods indicated is as follows:

                                                                             Number of          Weighted-average
                                                                              SHARES             EXERCISE PRICE
                                                                             ---------          ----------------
             Balance at December 31, 1994                                        620,000          $     6.48
                 Granted                                                          90,000               12.75
                 Exercised                                                      (125,000)               1.22
                 Canceled/expired                                                (12,000)               4.79
                                                                           --------------


             Balance at December 31, 1995                                        573,000                8.65
                 Granted                                                         265,000               11.19
                 Exercised                                                       (77,120)               2.91
                 Canceled/expired                                                (58,480)               8.39
                                                                           --------------


             Balance at December 31, 1996                                        702,400               10.26
                 Granted                                                       1,179,150                5.20
                 Exercised                                                       (26,200)                .65
                 Canceled/expired                                               (821,100)               9.98
                                                                           --------------
             Balance at December 31, 1997                                      1,034,250                4.96
                                                                           ==============

        The following table summarizes information about options outstanding at December 31, 1997:

                                             Options outstanding                        Options exercisable
                               -------------------------------------------------    ----------------------------
                                                  Weighted-average
                                                    remaining        Weighted-                       Weighted-
                                                   contractual        average                         average
                  Range of          Number of         LIFE           exercise        Number of       exercise
              EXERCISE PRICES        SHARES                            PRICE          SHARES           PRICE
              ---------------       ---------     ----------------   ---------       ---------       ---------
              $          .69           22,000            .4        $      .69           22,000   $       .69
              $  4.25 - 4.88          130,950           2.6              4.76           83,400          4.78
              $         5.00          741,300           4.6              5.00          336,600          5.00
              $  5.25 - 7.31          140,000           5.6              5.63
                                   ------------                                     ------------
                                    1,034,250           4.4              4.96          442,000          4.74
                                   ============                                     ============

   (9)  DEFINED CONTRIBUTION PLAN

        The Company sponsors a defined contribution 401(k) and profit sharing plan which covers all eligible employees. In 1997, 1996, and 1995 the Company matched 25% of each participant's contribution, up to 6% of that participant's compensation. The Company may also make profit sharing contributions at the discretion of the Board of Directors. For 1997, 1996, and 1995, the profit sharing contribution was $0, $200,000, and $200,000, respectively, and the total expense related to the plan was $141,798, $259,061, and $232,885, respectively.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

  (10)  INCOME TAXES

        Income tax expense (benefit) consists of:

                                                                        CURRENT        DEFERRED          TOTAL
                                                                        -------        --------          -----
             Year ended December 31, 1997:
                 Federal                                              $   (460,000)  $    36,000     $   (424,000)
                 State and local                                                          44,000           44,000
                                                                      -------------  --------------  --------------
                                                                      $   (460,000)  $    80,000     $   (380,000)
                                                                      =============  ==============  ==============
             Year ended December 31, 1996:
                 Federal                                              $  1,706,000   $  (631,000)    $  1,075,000
                 State and local                                           249,000       (68,000)         181,000
                                                                      -------------  ==============  --------------
                                                                      $  1,955,000   $  (699,000)    $  1,256,000
                                                                      =============  ==============  =============
             Year ended December 31, 1995:
                 Federal                                              $  3,220,000   $    15,300     $  3,235,300
                 State and local                                           591,000         2,700          593,700
                                                                      -------------  --------------  --------------
                                                                      $  3,811,000   $    18,000     $  3,829,000
                                                                      =============  ==============  ==============

        A reconciliation of income tax expense (benefit) at the expected federal statutory rate (34%) to income tax expense (benefit) at the Company's effective rates for continuing operations is as follows:

                                                                           1997           1996           1995
                                                                           ----           ----           ----

                 Computed tax at the expected federal statutory rate   $   (346,000)  $  1,160,000   $  3,360,000
                 State and local income taxes, net of federal income
                    tax effect                                               43,000         97,000        390,000
                 Meals and entertainment expenses                            66,000         38,000         27,000
                 Research and experimentation credit                       (104,000)
                 Tax-exempt interest income                                 (43,000)       (35,000)       (24,000)
                 Other                                                        4,000         (4,000)        76,000

                                                                       -------------  -------------  -------------
                                                                       $   (380,000)  $  1,256,000   $  3,829,000
                                                                       =============  =============  =============

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:

                                                                                           1997            1996
                                                                                           ----            ----
                Deferred tax assets:
                    Warranty reserve                                                   $   798,000     $ 1,063,000
                    Accounts receivable allowance                                           84,000          43,000
                    Inventory, principally due to additional costs inventoried for
                       tax purposes                                                        263,000         260,000
                    Other                                                                                   20,000
                                                                                       -------------   -------------
                                      Total gross deferred tax assets                    1,145,000       1,386,000

                Deferred tax liabilities:
                    Plant and equipment, principally due to differences in
                       depreciation                                                        200,000         244,000
                    State income taxes                                                                      20,000
                                                                                       -------------   -------------
                                      Total gross deferred tax liabilities                 200,000         264,000
                                                                                       -------------   -------------
                                      Net deferred tax asset                           $   945,000     $ 1,122,000
                                                                                       =============   =============

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

  (11)  BONUS PLAN

        In 1996 and 1995, the Company offered a bonus plan to certain officers and managers. Depending on the level of pretax, prebonus earnings achieved, participants were entitled to specified percentages of their base salaries as bonuses. The bonuses were payable on March 15 following the year end with 50% payable in cash and 50% payable in restricted, forfeitable shares of common stock at specified values. The shares vest and become nonforfeitable if the participants are still employed by the Company three years after the payable date. In 1997, the Company modified the bonus plan to make bonuses 100% payable in cash.

        The deferred compensation represents a contra equity account to be amortized over the three-year vesting period. The related shares of common stock are included as common stock equivalents in the earnings per share calculation.

                             APPLIED INNOVATION INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

  (12)  LEASE COMMITMENTS

        The Company is obligated for office space in North Carolina under a five-year operating lease, with termination rights after three years upon payment of a specified termination fee. Rental payments include minimum base rent plus payments for taxes, insurance and certain operating, repair, and maintenance expenses of the facility. The Company did not occupy the office space until 1997.

        The Company is also obligated for space in Colorado, Georgia, and Texas under various operating leases.

        Future minimum lease payments under the operating leases as of December
            31, 1997 are:

                           Year ending December 31:
                           ------------------------
                               1998                                       $    298,282
                               1999                                            279,640
                               2000                                            264,057
                               2001                                            245,640
                               2002                                             20,470
                                                                          -------------
                           Total minimum lease payments                   $  1,108,089
                                                                          =============

        Total rent expense in 1997, 1996, and 1995  was $283,040, $47,069, and
            $21,658, respectively.


  (13)  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        A summary of quarterly financial information follows (in thousands, except per share amounts):

              1997                                            Q1           Q2          Q3           Q4
                                                          -----------  ----------- ------------ -----------

              Net sales                                   $  8,410     $ 12,234    $  10,527    $ 15,490
              Gross profit                                   4,771        6,720        5,659       9,420
              Income (loss) before income taxes               (841)         244       (2,099)      1,679
              Net income (loss)                               (528)         153       (1,319)      1,057
              Net income (loss) per share                 $  (0.03)    $    .01    $   (0.08)   $    .07


              1996                                            Q1           Q2          Q3           Q4
                                                          -----------  ----------- ------------ -----------

              Net sales                                   $  8,913     $ 11,428    $  10,888    $  9,917
              Gross profit                                   5,746        6,089        5,378       3,529
              Income (loss) before income taxes              1,946        2,147        1,135      (1,817)
              Net income (loss)                              1,196        1,321          699      (1,061)
              Net income (loss) per share                 $   0.08     $   0.08     $   0.04    $  (0.07)

FINANCIAL HIGHLIGHTS
(In thousands, except per share amounts)

                                        1993        1994        1995        1996         1997
                                        ----        ----        ----        ----         ----
Net sales                             $16,105     $32,805     $36,014     $41,146      $46,661
Income (loss) before income taxes       6,691      11,558       9,883       3,411       (1,017)
Net income (loss)                       3,991       7,058       6,054       2,155         (637)
Diluted earnings (loss) per share        0.26        0.44        0.38        0.14        (0.04)
Total assets                           11,771      23,894      30,532      35,662       37,708
Stockholders' equity                   10,368      19,927      27,315      29,942       29,403