Form 10-K405, Exhibit 13
period 1998-12-31
APPLIED INNOVATION INC
filed 1999-03-30
CIK 798399

                                                                      Exhibit 13

Management's Discussion and Analysis of Financial
--------------------------------------------------------------------------------

OVERVIEW

Applied Innovation Inc. ("AI") develops, manufactures, and markets network mediation and bridging products and related services to the telecommunications industry. AI's products and services support the operation, maintenance, administration and provisioning of a variety of switching and transmission devices used by telecommunications providers to assist in the management of their customer service networks. AI's primary emphasis is on providing integrated hardware and software solutions to companies in the telecommunications industry.

Through the AISwitch(TM) Series 180, AIM(TM) series, AIspy(TM) series, and NEWEB(TM) series of products, AI provides the data network needed to monitor and maintain thousands of pieces of electronic equipment used to deliver telecommunication services. Telecommunications providers continually upgrade and expand the equipment they use to provide service to their customers. As each new piece of equipment is installed, it is connected to a data-monitoring network that is used to report alarms, gather performance information, provide test access and reprogram equipment to establish, maintain and improve customer service. The new equipment, along with the immense installed base of older equipment, must be connected and integrated to efficiently communicate with the data-monitoring network. AI's products perform this critical bridging and mediation function.

AI's products are sold to the Regional Bell Operating Companies ("RBOCs"), other telecommunications providers, such as Competitive Local Exchange Carriers ("CLECs"), long distance carriers, other public and private network providers, including cable TV operators, international network operators and original equipment manufacturers. AI has historically concentrated its marketing efforts on the RBOCs because of their relative size and demand for AI's products. As a result, AI has historically received a large percentage of its annual net sales from the RBOCs.

Each of the RBOCs has a finite number of central office facilities, which limits its total demand for existing AI products. To the extent that AI achieves significant penetration with existing products in any of the RBOCs central office facilities, it cannot anticipate substantial additional sales of these products to the same RBOCs. Future sales to these customers will depend on the development of new products and new releases or upgrades of existing products. AI anticipates that sales growth for existing products, as well as new products, will be achieved through sales to RBOCs, CLECs and continued penetration of the diverse market of other telecommunications providers.

AI sells its products and services primarily through its own direct sales force. Original equipment manufacturers, resellers, systems integrators, and distributors are also utilized in markets that AI's direct sales force cannot reach cost effectively.

Beginning in 1996, AI undertook a major project, known as the Access Products Group ("APG"), to develop a product to serve as a remote access concentrator which recognized and off-loaded digital data calls from the public switched telephone network. This product offering was targeted for sale primarily to the RBOCs. In early 1998, AI determined that a strategic partner was needed to assist in marketing, sales and other product related activities for the APG. After an unsuccessful search for a strategic partner, the APG development activity was terminated in September 1998. A non-recurring charge of $3.8 million was taken in the third quarter of 1998 to account for the termination of the APG development activity. Sales in 1998 of the APG products were minimal and all research and development costs were previously expensed.

COMPARISON OF 1998 TO 1997

Net sales increased to $53,628,000 for the year ended December 31, 1998 from $46,661,000 for the year ended December 31, 1997, or an increase of 15%. Most of the increase resulted from additional unit sales of AI's core product offering, the AISwitch Series 180. Because sales are concentrated among the RBOCs, a small number of customers have accounted for a substantial portion of AI's annual net sales. Five companies accounted for 75% of AI's net sales in 1998. Each of these five customers contributed between 11% and 21% of net sales. Net sales of the terminated APG products were less than 1% of total net sales in 1998.

Gross profit, as a percentage of net sales, increased to 59% in 1998, from 57% in 1997. The improved gross profit for 1998 was due to higher production volume and cost improvement programs implemented during 1998. AI expects 1999 gross profit, as a percentage of net sales, to be two to three percentage points lower than the 1998 percentage due to competitive pressure to reduce product pricing.

Selling, general and administrative ("SG&A") expenses decreased to $14,428,000 in 1998, from $15,091,000 in 1997. The decrease was primarily attributable to a $740,000 expense in 1997 for accounts receivable determined to be not collectible. This type of expense did not occur in 1998. To support planned sales growth, AI expects to increase SG&A expenses in 1999 for the planned addition of sales, customer service and other support personnel and related costs, as well as increased marketing activities.

Research and development ("R&D") expenses decreased to $11,980,000 in 1998, from $12,897,000 in 1997. The decrease was the result of a reduction in R&D associated with AI's core product offering and the termination of the APG development activities and related closure of the Raleigh, North Carolina facility in September 1998. During 1998 and 1997, AI incurred $5,717,000 and $6,361,000, respectively, in R&D expenses related to the core product offering along with $6,263,000 and $6,536,000, respectively, in R&D expenses related to the terminated APG development activity. AI plans to increase spending for R&D related to the core product offering in 1999. As a result, 1999 R&D expenses are anticipated to be higher than the $5,717,000 expended in 1998 due to increased staffing.

A non-recurring charge of $3.8 million was taken in the third quarter of 1998 for the termination of the APG development activity. This charge is separately stated on the Consolidated Statements of Operations and reflects costs associated with the termination of the APG. The charge includes $1.1 million of severance related costs, $2.3 million to write down specific APG assets and $0.4 million related to occupancy costs, asset moving costs and other associated termination costs.

As a result of the above changes in sales and expenses, income from operations was $1,183,000 in 1998, compared to a loss from operations of $1,419,000 in 1997.

Net other income increased to $1,665,000 in 1998, compared to $401,000 in 1997. Net other income for 1998 included a reversal of a previously accrued third party sales expense of $1,049,000. AI was released in 1998 from any obligation to pay such expense due to a change in the relationship with a third party. AI previously expensed and accrued $746,000 in 1997 and $303,000 in 1998 related to the reversed sales expense.

Income before income taxes in 1998 was $2,848,000 compared to a loss before income taxes of $1,017,000 in 1997.

The effective income tax rate was 19% in 1998 compared to an income tax benefit of 37% in 1997. The decrease in the effective income tax rate is the result of AI receiving a tax credit for R&D activities.

Net income was $2,310,000, or $0.14 diluted earnings per share in 1998, compared to a net loss of $637,000, or $0.04 diluted loss per share in 1997. The diluted weighted average number of shares outstanding remained relatively unchanged at 15,963,000 for 1998, compared to 15,786,000 for 1997.


COMPARISON OF 1997 TO 1996

Net sales increased to $46,661,000 for the year ended December 31, 1997 from $41,146,000 for the year ended December 31, 1996, an increase of 13%. Most of the increase resulted from additional unit sales of AI's core product offering, the AISwitch Series 180. Because sales are concentrated among the RBOCs, a small number of customers have accounted for a substantial portion of AI's annual net sales. Five companies accounted for 76% of AI's net sales in 1997. Each of these five customers contributed between 13% and 22% of net sales.

Gross profit, as a percentage of net sales, increased to 57% in 1997, from 50% in 1996. The improved gross profit for 1997 was due to increased production efficiencies as a result of higher production volumes. Additionally, gross profit in 1996 was adversely impacted by increased warranty expenses attributable to units which AI agreed to repair to avoid future product difficulties, and to demonstrate a high quality assurance commitment to AI's customers.

SG&A expenses increased to $15,091,000 in 1997, from $10,213,000 in 1996. The increase was primarily attributable to an increase of $1,975,000 for additional product management, marketing and administrative personnel to support current operations and planned sales growth. Other significant SG&A expense increases in 1997 were for commissions due on the sale of products containing licensed technology, bad debts, and consulting fees.

R&D expenses increased to $12,897,000 in 1997, from $7,647,000 in 1996. The increase for 1997 over 1996 resulted from the hiring of additional APG personnel and the opening of the R&D facility in North Carolina for the APG development activity. In 1997, AI incurred $6,361,000 in R&D expenses related to core products as compared to $7,647,000 in 1996. During 1997, AI incurred $6,536,000 in R&D expenses related to the APG development activity.

As a result of the above changes in sales and expenses, there was a loss from operations of $1,419,000 in 1997, compared to income from operations of $2,883,000 in 1996.

Net other income decreased to $401,000 in 1997, from $528,000 in 1996. The decrease is primarily attributable to losses of $134,000 recognized upon the disposal of assets in 1997.

There was a loss before income taxes in 1997 of $1,017,000, compared to income before income taxes of $3,411,000 in 1996.

The Company's effective income tax rate was 37% in 1997 and 1996.


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $17,211,000 at December 31, 1998, compared to $8,195,000 at December 31, 1997. This increase is primarily a result of cash generated by operations, including net income of $2,310,000 and a decrease in accounts receivable of $4,246,000 in 1998. The decrease in accounts receivable at December 31, 1998 is primarily a result of a single $5.4 million receivable for a sale that occurred in December of 1997 that was collected in early 1998. A single sale of that amount and related receivable balance did not occur at the end of 1998.

Net cash provided by operating activities totaled $10,242,000 and $309,000 for 1998 and 1997, respectively. In 1998, net income plus depreciation provided $4,969,000 of operating cash flow, while in 1997, a net loss plus depreciation provided $1,811,000 of operating cash flow.

Net working capital was $22,173,000 at December 31, 1998, compared to $16,655,000 at December 31, 1997. Current ratios on those dates were 3.8:1 and 3.1:1, respectively. AI had no long-term debt in 1998 or 1997.

Capital expenditures totaled $1,216,000 and $4,454,000 in 1998 and 1997, respectively.

In October 1998, AI's Board of Directors approved a stock repurchase program which allows AI to repurchase up to one million shares of its Common Stock through October 1999. As of December 31, 1998, 33,800 shares had been purchased under this program. AI intends to finance any additional purchases under the stock repurchase program using currently available cash balances.

AI's management believes that its current cash and equivalents and cash generated from future operations will provide sufficient capital to meet the business needs of AI through 1999.


YEAR 2000

AI faces year 2000 compliance issues similar to those faced by other companies which design, manufacture, and sell equipment used in the telecommunications industry. Year 2000 compliance issues typically arise with respect to computer software systems and programs that use only two digits, rather than four digits, to represent a particular year. Consequently, these systems and programs may not process dates beyond the year 1999 and may result in miscalculation or system failures causing disruptions of business operations.

AI's product development processes currently contain steps to include year 2000 compliance verification for all current and future products. All of AI's current products are believed to be year 2000 compliant. Customers may upgrade older non-compliant products by purchasing existing compliant products. Although the products currently offered by AI have been tested for year 2000 compliance, any failure of AI's products to perform, including the failure to process dates beyond the year 1999, could have a material adverse effect on AI's business, financial condition, and results of operations. AI's future revenue could be impacted if customers divert portions of their capital expenditure budgets toward the year 2000 issue and away from programs that include purchases of AI's products.

AI has completed its initial assessment of its internal computer information systems and non-computer systems, which contain embedded computer technology, to determine if such systems are year 2000 compliant. Non-compliant systems have been categorized by their importance to AI's operations as critical, moderate, or non-critical. AI is currently correcting known non-compliant systems and presently believes that the amount of remediation work required to address year 2000 problems is not extensive. AI has replaced most of its financial and operational systems in the last several years, and management believes that the new equipment and software substantially address year 2000 issues.

AI currently estimates that the total cost of addressing year 2000 issues will be approximately $700,000. Through 1998, AI incurred approximately $100,000 to address year 2000 evaluation and remediation work. All costs related to year 2000 evaluation and compliance are being expensed as incurred. AI cannot guarantee that its year 2000 compliance efforts will prevent all consequences, and there may be undetermined future costs due to business disruption that may be caused by customers, suppliers, or unforeseen circumstances.

AI is still in the process of developing a contingency plan addressing its most likely year 2000 worst case scenario. AI anticipates that a contingency plan will be completed by August 1999. AI believes that the potential impact of a failure of its products in its customers' telecommunications networks would be minimal due to the function that its products serve. AI's products assist customers in managing their telecommunications networks but do not carry customer telecommunications traffic. AI believes that the potential impact of a failure of its internal computer information systems and its non-computer systems would be minimal because the nature of its business would allow it to promptly identify and address such issues without a permanent and substantial loss of revenue.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but may not be limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of AI and its management, and include statements regarding future sales and gross profit percentages, future R&D and SG&A expenditures, the sufficiency of AI's cash balances and cash generated from operating activities, implementation and financing of the stock repurchase program, preparedness and compliance with year 2000 issues and the future of the communications industry or AI's business.

These forward-looking statements involve numerous risks and uncertainties, including, without limitation, the ability of AI to increase sales of existing products and develop new products which will be accepted in the market place, the possibility that AI may decide to substantially increase R&D and SG&A expenditures to meet the needs of its business and customers, currently unforeseen circumstances which could require the use of capital resources, the possibility that year 2000 issues are not fully determined and resolved and could require additional efforts and expenditures and could impose additional and unknown risks, and the various risks inherent in AI's business and other risks and uncertainties detailed from time to time in AI's periodic reports filed with the Securities and Exchange Commission, including, AI's Annual Report on Form 10-K. One or more of these factors have affected, and could in the future affect, AI's business and financial results in future periods and could cause actual results to differ materially from plans and projections. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by AI, or any other person, that the objectives and plans of AI will be achieved. All forward-looking statements made herein are based on information presently available to the management of AI. AI assumes no obligation to update any forward-looking statements.


                                             Independent Auditors' Report
--------------------------------------------------------------------------------
                                                         Applied Innovation Inc.

To the Board of Directors and Stockholders of Applied Innovation Inc.

We have audited the accompanying consolidated balance sheets of Applied Innovation Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Innovation Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Columbus, Ohio
February 12, 1999

Applied Innovation Inc. and Subsidiary
--------------------------------------------------------------------------------
    Consolidated Balance Sheets
                                                          At December 31,
                                                          ---------------
Assets                                                 1998            1997
------                                                 ----            ----
Current assets:
  Cash and cash equivalents                        $17,211,499     $ 8,195,156
  Accounts receivable, net of allowance of
   $256,117 in 1998 and $228,284 in 1997             7,698,250      11,944,692
  Inventory                                          3,620,655       3,176,299
  Prepaid expenses                                     295,923         298,362
  Deferred income taxes                              1,410,000       1,145,000
                                                   -----------     -----------
       Total current assets                         30,236,327      24,759,509
                                                   -----------     -----------

Property, plant and equipment:
  Land                                               1,639,303       1,639,303
  Building                                           4,875,476       4,851,032
  Leasehold improvements                                               266,040
  Equipment                                          6,238,173       8,100,780
  Furniture                                          1,949,575       2,218,569
                                                   -----------     -----------
                                                    14,702,527      17,075,724
  Less accumulated depreciation                      5,276,287       4,241,781
                                                   -----------     -----------
   Property, plant and equipment, net                9,426,240      12,833,943

Other assets                                           107,106         114,096
                                                   -----------     -----------

                                                   $39,769,673     $37,707,548
                                                   ===========     ===========


Liabilities and Stockholders' Equity
------------------------------------
Current liabilities:
  Accounts payable                                 $ 1,051,922     $ 3,365,815
  Accrued expenses:
   Warranty                                          2,644,738       2,155,325
   Income taxes                                      2,250,554         107,522
   Payroll and related expenses                      1,062,453       1,105,182
   Royalties                                           272,269       1,001,323
   Property taxes                                      382,315         336,568
   Access Products termination charge                  387,478
  Deferred revenue                                      11,261          32,831
                                                   -----------     -----------
       Total current liabilities                     8,062,990       8,104,566
Deferred income taxes                                   64,000         200,000
                                                   -----------     -----------
       Total liabilities                             8,126,990       8,304,566
                                                   -----------     -----------
Stockholders' equity:
  Common stock, $0.01 par value; authorized
     30,000,000 shares; issued and outstanding
      15,786,132 shares in 1998 and
        15,790,832 shares in 1997                      157,861         157,908
  Additional paid-in capital                         8,337,154       8,407,058
  Retained earnings                                 23,147,668      20,838,016
                                                   -----------     -----------
       Total stockholders' equity                   31,642,683      29,402,982
                                                   -----------     -----------

                                                   $39,769,673     $37,707,548
                                                   ===========     ===========

See accompanying notes to consolidated financial statements.

                                                         Applied Innovation Inc. and Subsidiary
------------------------------------------------------------------------------------------------------
                                                                 Consolidated Statements of Operations
                                                                    Years Ended December 31,
                                                                    ------------------------
                                                              1998            1997             1996
                                                              ----            ----             ----
Net sales                                                 $53,627,516     $46,661,054      $41,145,876
Cost of sales                                              22,236,650      20,091,096       20,403,555
                                                          -----------     -----------      -----------
           Gross profit                                    31,390,866      26,569,958       20,742,321
                                                          -----------     -----------      -----------

Operating expenses:
   Selling, general and administrative                     14,428,447      15,091,470       10,212,917
   Research and development                                11,979,875      12,897,072        7,646,796
   Non-recurring charge related to termination
     of Access Products development activity                3,800,000
                                                          -----------     -----------      -----------
           Total operating expenses                        30,208,322      27,988,542       17,859,713
                                                          -----------     -----------      -----------

           Income (loss) from operations                    1,182,544      (1,418,584)       2,882,608
                                                          -----------     -----------      -----------

Other income (expense):
   Interest income                                            614,705         535,409          523,956
   Other income                                             1,049,100
   Gain (loss) on disposal of assets                            1,303        (134,020)           4,004
                                                          -----------     -----------      -----------
           Total other income (expense), net                1,665,108         401,389          527,960
                                                          -----------     -----------      -----------

           Income (loss) before income taxes                2,847,652      (1,017,195)       3,410,568
Income taxes                                                  538,000        (380,000)       1,256,000
                                                          -----------     -----------      -----------
           Net income (loss)                              $ 2,309,652     $  (637,195)     $ 2,154,568
                                                          ===========     ===========      ===========

Earnings (loss) per share:
           Basic earnings (loss) per share                $      0.15     $     (0.04)     $      0.14
                                                          ===========     ===========      ===========
           Diluted earnings (loss) per share              $      0.14     $     (0.04)     $      0.14
                                                          ===========     ===========      ===========

           Weighted average shares outstanding
                 for basic earnings (loss) per share       15,804,608      15,786,332       15,742,760
                                                          ===========     ===========      ===========

           Weighted average shares outstanding
                for diluted earnings (loss) per share      15,962,846      15,786,332       15,862,248
                                                          ===========     ===========      ===========

See accompanying notes to consolidated financial statements.

Applied Innovation Inc. and Subsidiary
----------------------------------------------------------------------------------------------------------
    Consolidated Statements of Stockholders' Equity
                                 Common stock
                                 ------------
                              Number of             Additional
                               shares                paid-in       Deferred      Retained
                             outstanding   Amount    capital     compensation    earnings         Totals
                             -----------   ------    -------     ------------    --------         ------
Balance--December 31, 1995   15,683,264   $156,832  $7,980,124    $(142,669)    $19,320,643    $27,314,930

Stock options exercised          77,120        771     223,958                                     224,729
Tax benefit associated with
   exercise of stock options                           192,000                                     192,000
Amortization of deferred
   compensation                                                      55,631                         55,631
Net income                                                                        2,154,568      2,154,568
Restricted stock awards           4,248         43     (35,580)      35,537
                             ----------   --------  ----------    ---------     -----------    -----------
Balance--December 31, 1996   15,764,632    157,646   8,360,502      (51,501)     21,475,211     29,941,858

Stock options exercised          26,200        262      16,863                                      17,125
Tax benefit associated with
   exercise of stock options                            29,693                                      29,693
Amortization of deferred
   compensation                                                      51,501                         51,501
Net loss                                                                           (637,195)      (637,195)
                             ----------   --------  ----------    ---------     -----------    -----------
Balance--December 31, 1997   15,790,832    157,908   8,407,058            0      20,838,016     29,402,982

Stock options exercised          29,100        291      49,982                                      50,273
Tax benefit associated with
   exercise of stock options                             8,079                                       8,079
Common stock repurchased        (33,800)      (338)   (127,965)                                   (128,303)
Net income                                                                        2,309,652      2,309,652
                             ----------   --------  ----------    ---------     -----------    -----------
Balance--December 31, 1998   15,786,132   $157,861  $8,337,154    $       0     $23,147,668    $31,642,683
                             ==========   ========  ==========    =========     ===========    ===========

See accompanying notes to consolidated financial statements.

                                                                   Applied Innovation Inc. and Subsidiary
---------------------------------------------------------------------------------------------------------------
                                                                          Consolidated Statements of Cash Flows
                                                                             Years Ended December 31,
                                                                             ------------------------
                                                                      1998             1997             1996
                                                                      ----             ----             ----
Cash flows from operating activities:
  Net income (loss)                                               $ 2,309,652      $  (637,195)     $ 2,154,568
  Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
      Depreciation                                                  2,658,968        2,448,009        1,425,381
      (Gain) loss on disposal of assets                                (1,303)         134,020           (4,004)
      Provision for deferred compensation                                               51,501           55,631
      Deferred income tax expense (benefit)                          (477,000)          80,000         (699,000)
      Write down of assets related to termination of
        Access Products development activity                        2,322,634
      Effects of changes in operating assets and liabilities:
        Accounts receivable                                         4,246,442       (4,298,175)      (1,074,191)
        Inventory                                                    (861,343)        (170,378)       1,055,018
        Prepaid expenses                                                2,439          (27,751)         (41,923)
        Other assets                                                    6,990            3,340          (50,171)
        Accounts payable                                           (2,313,893)       1,848,624         (139,774)
        Accrued expenses                                            2,369,887          843,750        2,529,783
        Deferred revenue                                              (21,570)          32,831
                                                                  -----------      -----------      -----------
          Net cash provided by operating activities                10,241,903          308,576        5,211,318
                                                                  -----------      -----------      -----------

Cash flows from investing activities:
  Purchases of property, plant and equipment                       (1,216,487)      (4,453,540)      (2,531,577)
  Proceeds from sale of property, plant and equipment                  60,878           15,210            5,335
                                                                  -----------      -----------      -----------
          Net cash used by investing activities                    (1,155,609)      (4,438,330)      (2,526,242)
                                                                  -----------      -----------      -----------

Cash flows from financing activities:
  Tax benefit associated with exercise of stock options                 8,079           29,693          192,000
  Proceeds from issuance of common stock                               50,273           17,125          224,729
  Common stock repurchased                                           (128,303)
                                                                  -----------      -----------      -----------
          Net cash provided (used) by financing
            activities                                                (69,951)          46,818          416,729
                                                                  -----------      -----------      -----------

Increase (decrease) in cash and cash equivalents                    9,016,343       (4,082,936)       3,101,805
Cash and cash equivalents--beginning of year                        8,195,156       12,278,092        9,176,287
                                                                  -----------      -----------      -----------
Cash and cash equivalents--end of year                            $17,211,499      $ 8,195,156      $12,278,092
                                                                  ===========      ===========      ===========

SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Income taxes paid                                               $     1,232      $    75,801      $ 1,558,832
                                                                  ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

Applied Innovation Inc. and Subsidiary
--------------------------------------------------------------------------------
    Notes to Consolidated Financial Statements

   (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following accounting principles and practices of Applied Innovation Inc. and subsidiary (the Company) are set forth to facilitate the understanding of data presented in the consolidated financial statements:

DESCRIPTION OF BUSINESS ACTIVITY
The Company is a leading provider of network solutions for telecommunications service providers. The Dublin, Ohio, based company designs and manufactures products for network management, protocol conversion, mediation and data communication between network elements and operations support systems. The Company's products enable operations systems to manage all the elements in multivendor, multiprotocol telecommunications networks. The majority of the Company's customers are regional bell operating companies, competitive local exchange carriers, and long distance phone companies.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Applied Innovation Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS
Cash equivalents represent short-term investments with original maturities of three months or less. At December 31, 1998 and 1997, cash equivalents of $11,524,611 and $5,293,731, respectively, were invested in taxable and tax exempt bonds with seven-day put options.

REVENUE RECOGNITION
Sales revenue is recognized when products are shipped. Field service revenue is recognized as projects are completed.

INVENTORY
Inventory is stated at the lower of cost or market using the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives as follows:

                      Lives (in years)
                      ----------------
Building                     40
Equipment                    3-5
Furniture                     7

WARRANTY
The Company warrants its products for a minimum of one year after sale and up to three years as negotiated under contract. Additionally, the Company may agree to repair, replace or service its products beyond the warranty period. Accordingly, the Company accrues the estimated costs of such warranties and services.

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

EARNINGS PER SHARE
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, in 1997 and retroactively restated all prior periods to conform with SFAS No. 128 as required. Basic earnings per share is computed as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed as net income divided by the weighted average number of common shares and potential common shares, using the treasury stock method, outstanding during the period.

STOCK OPTION PLANS
On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant (fair-value-based method). Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed when incurred.

GENERAL CREDIT RISK
The Company grants credit on open account to its customers, substantially all of whom are in the telecommunications industry.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory obsolescence, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

   (2) INVENTORY
Major classes of inventory at December 31, 1998 and 1997 are summarized below:

                                1998               1997
                                ----               ----
Raw materials                $2,280,652         $1,715,268
Work-in-process                 235,062          1,092,754
Finished goods                1,264,941            480,393
                             ----------         ----------
                              3,780,655          3,288,415
Reserve for obsolescence       (160,000)         (112,116)
                             ----------         ----------
                             $3,620,655         $3,176,299
                             ==========         ==========

   (3) FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair values of all financial instruments approximate carrying values because of the short maturities of those instruments.

   (4) EARNINGS (LOSS) PER SHARE
The calculations of earnings (loss) per share for the years ended December 31, 1998, 1997, and 1996 are based upon the weighted average shares outstanding during the periods and, when applicable, those stock options that are dilutive, using the treasury stock method. Reconciliations of the numerators and denominators of the basic and diluted earnings (loss) per share calculations follow:

                                                        Year ended December 31, 1998
                                                        ----------------------------
                                                      Income         Shares      Per share
                                                    (numerator)   (denominator)    amount
                                                    -----------   -------------    ------
Basic earnings per share--
    Net income available to common stockholders     $2,309,652     15,804,608     $   0.15
                                                                                  ========
Effect of dilutive securities--
    Stock options                                                     158,238
                                                    ----------     ----------
Diluted earnings per share--
    Net income available to common stockholders
        including assumed conversions               $2,309,652     15,962,846     $   0.14
                                                    ==========     ==========     ========

                                                        Year ended December 31, 1997
                                                        ----------------------------
                                                      Income         Shares      Per share
                                                    (numerator)   (denominator)    amount
                                                    -----------   -------------    ------
Basic and diluted loss per share                    $  (637,195)   15,786,332     $  (0.04)
                                                    ===========    ==========     ========

                                                        Year ended December 31, 1996
                                                        ----------------------------
                                                      Income         Shares      Per share
                                                    (numerator)   (denominator)    amount
                                                    -----------   -------------    ------
Basic earnings per share--
    Net income available to common stockholders     $2,154,568     15,742,760     $   0.14
                                                                                  ========
Effect of dilutive securities--
    Stock options                                                     119,488
                                                    ----------     ----------
Diluted earnings per share--
    Net income available to common stockholders
         including assumed conversions              $2,154,568     15,862,248     $   0.14
                                                    ==========     ==========     ========

Stock options which are antidilutive under the treasury stock method have been excluded from the above earnings (loss) per share calculations.

   (5) MAJOR CUSTOMERS
Net sales to major customers comprised 75%, 76%, and 53% of net sales for 1998, 1997, and 1996, respectively. The number of major customers previously referred to were five, five, and three for 1998, 1997, and 1996, respectively, with trade accounts receivable balances of $4,746,738, $9,374,203, and $2,306,795 at December 31, 1998, 1997, and 1996, respectively.

   (6) STOCK OPTION PLANS
The Company's 1996 Stock Option Plan (the 1996 Plan) was adopted by the Board of Directors on February 1, 1996 and approved by the stockholders of the Company as of April 25, 1996, with 1,000,000 shares of common stock reserved for issuance under the 1996 Plan. The 1996 Plan was amended by the Board of Directors and approved by the stockholders of the Company on April 23, 1998 to increase the shares available for issuance under the 1996 Plan from 1,000,000 to 2,000,000. Options granted under the 1996 Plan may be either incentive stock options or nonstatutory stock options, with maximum terms of ten years. The exercise price of each incentive stock option must be at least 100% of the fair market value per share of the Company's common stock as determined by the Stock Option and Compensation Committee on the date of grant.

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

At December 31, 1998, there were 1,458,050 additional shares available for grant under the 1996 Plan. The per share weighted-average fair value of stock options granted during 1998, 1997, and 1996 was $4.15, $2.35, and $6.33, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 1998, 1997, and 1996, respectively: dividend yield of 0% for all years; expected volatility of 71%, 67%, and 66%; risk-free interest rate of 6% for all years; and expected life of 4.5, 4.2, and 4.3 years.

The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, including the impact of the options repriced in 1997, the Company's net income
(loss) and earnings (loss) per share, net of related income tax effects, would have been reduced to the pro forma amounts indicated below:

                                      1998           1997           1996
                                      ----           ----           ----
Net income (loss)   As reported    $2,309,652    $  (637,195)    $2,154,568
                    Pro forma       1,877,467     (1,664,539)     1,709,554

Basic earnings      As reported    $     0.15    $     (0.04)    $     0.14
(loss) per share    Pro forma            0.12          (0.11)          0.11

Diluted earnings    As reported    $     0.14    $     (0.04)    $     0.14
(loss) per share    Pro forma            0.12          (0.11)          0.11

Pro forma net income (loss) reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period, and compensation cost for options granted prior to January 1, 1995 is not considered.

A summary of stock option activity follows:

                                            Number      Weighted-average
                                          of shares      exercise price
                                          ---------      --------------
Balance at December 31, 1995                573,000          $ 8.65
    Granted                                 265,000           11.19
    Exercised                               (77,120)           2.91
    Canceled/expired                        (58,480)           8.39
                                          ---------

Balance at December 31, 1996                702,400           10.26
    Granted                               1,179,150            5.20
    Exercised                               (26,200)           0.65
    Canceled/expired                       (821,100)           9.98
                                          ---------

Balance at December 31, 1997              1,034,250            4.96
    Granted                                 349,250            6.87
    Exercised                               (29,100)           1.73
    Canceled/expired                       (409,750)           5.73
                                          ---------

Balance at December 31, 1998                944,650            5.43
                                          =========

The following table summarizes information about options outstanding at December 31,1998:

                             Options outstanding            Options exercisable
                     ----------------------------------    ---------------------
                                Weighted-
                                 average      Weighted-                Weighted-
                     Number     remaining      average     Number       average
   Range of            of      contractual    exercise       of        exercise
exercise prices      shares       life          price      shares        price
---------------      ------       ----          -----      ------        -----
$4.25 - 4.88          92,450       0.5          $4.77       89,050      $4.78
        5.00         555,450       3.3           5.00      407,570       5.00
 5.25 - 5.63          85,000       4.5           5.40       17,000       5.40
 6.44 - 7.53         211,750       6.6           6.87          600       6.44
                     -------                               -------
                     944,650       3.9           5.43      514,220       4.98
                     =======                               =======

   (7) DEFINED CONTRIBUTION PLAN
The Company sponsors a defined contribution 401(k) and profit sharing plan which covers all eligible employees. Since April 1, 1998, the Company matched 35% of each participant's contribution, up to 6% of that participant's compensation. Prior to April 1, 1998, the Company matched 25% of each participant's contribution, up to 6% of that participant's compensation. The Company may also make profit sharing contributions at the discretion of the Board of Directors. For 1998, 1997, and 1996, the profit sharing contribution was $100,000, $0, and $200,000, respectively, and the total expense related to the plan was $329,918, $141,798, and $259,061, respectively.

   (8)  INCOME TAXES
Income tax expense (benefit) consists of:

                                        Current       Deferred        Total
                                        -------       --------        -----
    Year ended December 31, 1998:
        Federal                       $  912,000     $(438,000)     $ 474,000
        State and local                  103,000       (39,000)        64,000
                                      ----------     ---------      ----------
                                      $1,015,000     $(477,000)     $ 538,000
                                      ==========     =========      =========

    Year ended December 31, 1997:
        Federal                       $ (460,000)    $  36,000      $(424,000)
        State and local                                 44,000         44,000
                                      ----------     ---------      ----------
                                      $ (460,000)    $  80,000      $(380,000)
                                      ==========     =========      =========
    Year ended December 31, 1996:
        Federal                       $1,706,000     $(631,000)     $1,075,000
        State and local                  249,000       (68,000)        181,000
                                      ----------     ---------      ----------
                                      $1,955,000     $(699,000)     $1,256,000
                                      ==========     =========      =========

A reconciliation of income tax expense (benefit) at the expected federal statutory rate (34%) to income tax expense (benefit) at the Company's effective rates for continuing operations is as follows:

                                                             1998        1997        1996
                                                             ----        ----        ----
Computed tax at the expected federal statutory rate       $ 968,000   $(346,000)  $1,160,000
State and local income taxes, net of federal income
   tax effect                                                29,000      43,000       97,000
Meals and entertainment expenses                             40,000      66,000       38,000
Research and experimentation credit                        (464,000)   (104,000)
Tax-exempt interest income                                  (36,000)    (43,000)     (35,000)
Other                                                         1,000       4,000       (4,000)
                                                          ---------   ---------   ----------
                                                          $ 538,000   $(380,000)  $1,256,000
                                                          =========   =========   ==========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                                   1997           1996
                                                                   ----           ----
          Deferred tax assets:
              Warranty reserve                                  $  979,000     $  798,000
              Accounts receivable allowance                         95,000         84,000
              Inventory, principally due to additional costs
                   inventoried for tax purposes                    189,000        263,000
              Access Products termination charge                   144,000
              Other                                                  3,000
                                                                ----------     ----------
                  Total gross deferred tax assets                1,410,000      1,145,000
                                                                ----------     ----------

          Deferred tax liabilities:
              Property, plant and equipment, principally due
                 to differences in depreciation                     64,000        200,000
                                                                ----------     ----------
                  Total gross deferred tax liabilities              64,000        200,000
                                                                ----------     ----------
                  Net deferred tax asset                        $1,346,000     $  945,000
                                                                ==========     ==========

   (9) OTHER INCOME
In 1998, there was a change in the Company's business relationship with a third party regarding compensation to the third party for sales efforts related to the Company's products. The change in the relationship resulted in both parties agreeing that certain obligations due the third party by the Company would be released and would not be paid. The Company previously expensed and accrued $745,875 in 1997 and $303,225 in 1998 related to the sales efforts. As a result of the change, the Company reversed the accrued liability and recognized other income of $1,049,100 in the fourth quarter of 1998.

   (10) BONUS PLAN
In 1996, the Company offered a bonus plan to certain officers and managers. Depending on the level of pretax, prebonus earnings achieved, participants were entitled to specified percentages of their base salaries as bonuses. The bonuses were payable on March 15 following the year end with 50% payable in cash and 50% payable in restricted, forfeitable shares of common stock at specified values. The shares vest and become nonforfeitable if the participants are still employed by the Company three years after the payable date. In 1997, the Company modified the bonus plan to make bonuses 100% payable in cash.

The deferred compensation represents a contra equity account to be amortized over the vesting period. The related shares of common stock are included as common stock equivalents in the earnings per share calculation.

   (11) LEASE COMMITMENTS
The Company is obligated for office space in North Carolina under a five-year operating lease, with termination rights after three years upon payment of a specified termination fee. Rental payments include minimum base rent plus payments for taxes, insurance and certain operating, repair, and maintenance expenses of the facility. The Company vacated this office space in 1998.

The Company is also obligated for office space in Colorado, Georgia, and Texas under various operating leases.

Future minimum lease payments under the operating leases as of December 31, 1998 are:

        Year ending December 31:
           1999                             $307,150
           2000                              273,960
           2001                              244,011
           2002                               26,645
                                            --------
        Total minimum lease payments        $851,766
                                            ========

Total rent expense in 1998, 1997, and 1996 was $349,889, $283,040, and $47,069,
respectively.

   (12) STOCK REPURCHASE PROGRAM
In October 1998, the Company announced a stock repurchase program under which the Company may purchase up to one million shares of common stock through October 1999. As of December 31, 1998, 33,800 shares have been purchased under this program

   (13) NON-RECURRING CHARGE
In March of 1998, the Company made an announcement that it was seeking a strategic partner for its Access Products Group and subsequently retained an investment banking firm to conduct the search. In September of 1998, the Company terminated all product development and related activities of its Access Products Group due to an unsuccessful search for a strategic partner.

The termination resulted in a one-time non-recurring charge of $3.8 million which was taken in the third quarter of 1998. This charge accounted for costs associated with the termination of the Access Products Group, including the closing of the Raleigh, North Carolina facility. The charge resulted in $1.1 million of severance related costs, a charge of $2.3 million to write down specific assets and $.4 million related to occupancy and other associated termination costs.

   (14) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
A summary of quarterly financial information follows (in thousands, except per share amounts):

1998
                                         Q1           Q2          Q3           Q4
                                      -------      -------     -------      -------
Net sales                             $11,518      $14,784     $14,020      $13,306
Gross profit                            6,653        8,272       8,422        8,044
Income (loss) before income taxes        (176)         434      (2,101)       4,691
Net income (loss)                        (116)         286      (1,386)       3,526
Net income (loss) per share             (0.01)        0.02       (0.09)        0.22

1997
                                         Q1           Q2          Q3           Q4
                                      -------      -------     -------      -------
Net sales                             $ 8,410      $12,234     $10,527      $15,490
Gross profit                            4,771        6,720       5,659        9,420
Income (loss) before income taxes        (841)         244      (2,099)       1,679
Net income (loss)                        (528)         153      (1,319)       1,057
Net income (loss) per share             (0.03)        0.01       (0.08)        0.07