Form 10-K405, Exhibit 13
period 1999-12-31
APPLIED INNOVATION INC
filed 2000-03-30
CIK 798399

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Applied Innovation Inc. ("AI") develops, manufactures, and markets network mediation and bridging products and related services to the telecommunications industry. AI's products and services support the operation, maintenance, administration and provisioning of a variety of switching and transmission devices used by telecommunications providers to assist in the management of their customer service network. AI's primary emphasis is on providing integrated hardware and software solutions to companies in the telecommunications industry.

Through the AISwitch(TM) 180, AIscout(TM), AIflex(TM), AIM(TM), AIspy(TM), and NEWEB(TM) series products, AI provides the data network needed to monitor and maintain thousands of pieces of electronic equipment used to deliver telecommunication services. Telecommunications providers continually upgrade and expand the equipment they use to provide service to their customers. As each new piece of equipment is installed, it is connected to a data-monitoring network that is used to report alarms, gather performance information, provide test access and reprogram equipment to establish, maintain and improve customer service. The new equipment, along with the immense installed base of older equipment, must be connected and integrated to efficiently communicate with the data-monitoring network. AI's products perform this critical bridging and mediation function.

COMPARISON OF 1999 TO 1998

Net sales of $49,524,000 for the year ended December 31, 1999 decreased 8% from $53,628,000 from the prior year. The decrease in sales is largely attributed to increased competition in markets served by the Company's AI Switch 180, and to a lesser extent, temporary postponement of orders from certain customers as they addressed year 2000 issues within their networks. Because of the Company's concentration of sales to Regional Bell Operating Companies (RBOC's) and long distance phone companies, a small number of customers have represented substantial portions of AI's net sales. Two companies accounted for 42% of AI's net sales in 1999. These two customers contributed 15% and 27% of net sales, respectively.

Gross profit, as a percentage of net sales, was 58% in 1999, compared to 59% in 1998. The company expects 2000 gross profit, as a percentage of net sales, to be lower than the 1999 percentage due to competitive pricing pressure in the Company's markets. Additionally, the Company's recently introduced products have lower selling prices and are expected to generate slightly lower gross margins than the Company's products have historically achieved.

Research and development ("R&D") expenses decreased to $7,480,000 (15% of net sales) in 1999 from $11,980,000 (22% of net sales) in 1998. The decrease was due to a reduction in R&D expenses associated with Access Products Group ("APG") development activities and related closure of the Raleigh, North Carolina facility in September 1998. Excluding $6,263,000 of R&D related to APG development activities in 1998, AI's R&D expenses increased in 1999 compared to core product related expenses of $5,717,000 in 1998. This is a result of increases in staffing to support product development and of resources allocated to the investigation of potential new products and technologies. The Company expects 2000 R&D as a percentage of sales to be generally consistent with the 1999 amount.

Selling, general and administrative expenses ("SG&A") decreased to $11,965,000 (24% of net sales) in 1999 from $14,428,000 (27% of net sales) in 1998. The decrease in SG&A is primarily attributed to a reduction in selling costs and marketing expenses, as well as rent and other costs associated with the Company's terminated

Access Products Group. The Company anticipates that SG&A expenses for 2000 will be higher than 1999 due to increases in sales staff and marketing expenses.

A non-recurring charge of $3.8 million was recorded in 1998 to account for the termination of the APG development activity. This charge is separately stated on the Consolidated Statements of Operations and reflects all costs associated with the termination of the APG. The charge includes $1.1 million of severance related costs, a charge of $2.2 million to write down specific APG assets and $0.5 million related to occupancy costs, asset moving costs and other associated termination costs.

As a result of the above changes in sales and expenses, 1999 income from operations increased to $9,162,000 from $1,183,000 in 1998. Income from operations represents 19% of net sales in 1999, compared to 2% of net sales in 1998.

Other income decreased to $924,000 in 1999, versus $1,665,000 in 1998. Net other income for 1998 included a reversal of a previously accrued third party sales expense of $1,049,000.

Income before income taxes in 1999 was $10,086,000, compared to $2,848,000 in 1998.

The effective income tax rate was 31% in 1999 compared to 19% in 1998. Relative to pre-tax income, the amount of tax credits for R&D activities was much higher in 1998 than in 1999, resulting in a significantly lower effective income tax rate in 1998 than in 1999.

Net income was $7,005,000, or $0.45 diluted earnings per share in 1999 versus net income of $2,310,000, or $0.14 diluted earnings per share in 1998. The diluted weighted average number of shares was 15,647,000 for 1999 compared to 15,963,000 for 1998.

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

Gross profit increased to 59% in 1998 from 57% in 1997. The improved gross profit for 1998 was due to higher production volume and cost improvement programs implemented during 1998.

Research and development ("R&D") expenses decreased to $11,980,000 in 1998 from $12,897,000 in 1997. The decrease was the result of a reduction in R&D associated with AI's core product offering and the termination of the APG development activities and related closure of the Raleigh, North Carolina facility in September 1998. During 1998 and 1997 AI incurred $5,717,000 and $6,361,000, respectively, in R&D expenses related to the core product offering along with $6,263,000 and $6,536,000, respectively, in R&D expenses related to the terminated APG development activity.

Selling, general and administrative ("SG&A") expenses decreased to $14,428,000 in 1998 from $15,091,000 in 1997. The decrease was primarily attributable to a $740,000 expense in 1997 for accounts receivable determined to be not collectible. This type of expense did not occur in 1998.

A non-recurring charge of $3.8 million was taken in the third quarter of 1998 to account for the termination of the APG development activity. This charge is separately stated on the Consolidated Statements of Operations and reflects all costs associated with the termination of the APG. The charge includes $1.1 million of severance related costs, a charge of $2.2 million to write down specific APG assets and $0.5 million related to occupancy costs, asset moving costs and other associated termination costs.

As a result of the above changes in sales and expenses, there was income from operations of $1,183,000 in 1998 compared to a loss from operations of $1,419,000 in 1997.

Net other income increased to $1,665,000 in 1998 compared to $401,000 in 1997. Net other income for 1998 included a reversal of a previously accrued third party sales expense of $1,049,000. Due to a change in the relationship regarding how a third party is compensated for sales efforts related to AI's products, both parties agreed that the previously recorded expense would not be paid. AI previously expensed and accrued $746,000 in 1997 and $303,000 in 1998 related to these sales efforts.

Income before income taxes in 1998 was $2,848,000 compared to a loss before income taxes of $1,017,000 in 1997.

The effective income tax rate was 19% in 1998 compared to an income tax benefit of 37% in 1997. The decrease in the effective income tax rate is the result of AI receiving tax credits for R&D activities and job creation in the State of Ohio.

Net income was $2,310,000, or $0.14 diluted earnings per share in 1998, compared to a net loss of $637,000, or $0.04 diluted loss per share in 1997. The diluted weighted average number of shares was 15,963,000 for 1998 compared to 15,786,000 for 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company had $19,071,000 of cash and cash equivalents and short- and long-term investments at December 31, 1999 compared to $17,211,000 at December 31, 1998. During 1999, operating activities provided cash of $4,588,000. Additionally, the Company purchased $1,193,000 of equipment to support operations and purchased $7,162,000 of investment securities.

Net working capital was $22,928,000 at December 31, 1999 and the current ratio was 4.1:1. AI had no debt in 1999 or 1998.

On October 21, 1999, the Board of Directors approved a one-year extension of the Company's 1,000,000 share stock repurchase program originally adopted in October 1998. Under this program, the Company has repurchased 448,000 shares through December 31, 1999, at an average per share price of $3.72.

AI's management believes that its current cash and equivalents and cash generated from future operations will provide sufficient capital to meet the business needs of AI through 2000.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations as well as the Letter to Stockholders and the discussion of AI's business contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but may not be limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of AI and its management, and include statements regarding future sales and other results of operations, any statements regarding the continued historical trends, any statements regarding the sufficiency of AI's cash balances and cash generated from operating activities, implementation and financing of the stock repurchase program, and any statement regarding the future of the telecommunications industry or AI's business. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, the fact that AI may decide to substantially increase R&D expenditures to meet the needs of its business and customers, currently unforeseen circumstances could require the use of capital resources, and the various risks inherent in AI's business and other risks and uncertainties detailed from time to time in AI's periodic reports filed with the Securities and Exchange Commission, including AI's Annual Report on Form 10-K. One or more of these factors have affected, and could in the future affect, AI's business and financial results in future periods and could cause actual results to differ materially from plans and projections. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by AI, or any other person, that the objectives and plans of AI will be achieved. All forward-looking statements made herein are based on information presently available to the management of AI. AI assumes no obligation to update any forward-looking statements.

                             APPLIED INNOVATION INC.
                           Consolidated Balance Sheets

                                                                                                 At December 31,
                                                                                                 ---------------
                                         Assets                                               1999            1998
                                         ------                                               ----            ----
Current assets:
    Cash and cash equivalents                                                            $ 11,928,868    $ 17,211,499
    Short-term investments                                                                  1,794,581            --
    Accounts receivable, net of allowance of $317,547 in 1999 and $256,117 in 1998         10,990,025       7,698,250
    Inventory                                                                               3,913,432       3,620,655
    Other current assets                                                                      577,091         295,923
    Deferred income taxes                                                                   1,231,000       1,410,000
                                                                                         ------------    ------------
                      Total current assets                                                 30,434,997      30,236,327
                                                                                         ------------    ------------
Property, plant and equipment:
    Land                                                                                    1,639,303       1,639,303
    Building                                                                                4,986,714       4,875,476
    Equipment                                                                               5,984,287       6,238,173
    Furniture                                                                               1,974,332       1,949,575
                                                                                         ------------    ------------
                                                                                           14,584,636      14,702,527
    Less accumulated depreciation                                                           5,941,568       5,276,287
                                                                                         ------------    ------------
                      Property, plant and equipment, net                                    8,643,068       9,426,240
Investments                                                                                 5,347,377            --
Other assets                                                                                  168,887         107,106
                                                                                         ------------    ------------
                                                                                         $ 44,594,329    $ 39,769,673
                                                                                         ============    ============
                          Liabilities and Stockholders' Equity
                          ------------------------------------
Current liabilities:
    Accounts payable                                                                     $  2,224,460    $  1,051,922
    Accrued expenses:
       Warranty                                                                             1,877,731       2,644,738
       Income taxes                                                                         1,405,010       2,250,554
       Payroll and related expenses                                                           835,789       1,062,453
       Royalties                                                                              177,019         272,269
       Property taxes                                                                         364,361         382,315
       Access Products termination charge                                                     288,613         387,478
    Deferred revenue                                                                          333,682          11,261
                                                                                         ------------    ------------
                      Total current liabilities                                             7,506,665       8,062,990
Deferred income taxes                                                                            --            64,000
                                                                                         ------------    ------------
                      Total liabilities                                                     7,506,665       8,126,990
                                                                                         ------------    ------------
Stockholders' equity:
    Common stock, $.01 par value; authorized 30,000,000 shares; issued and outstanding
       15,371,932 shares in 1999 and 15,786,132 shares in 1998                                153,719         157,861
    Additional paid-in capital                                                              6,801,476       8,337,154
    Retained earnings                                                                      30,152,749      23,147,668
    Accumulated other comprehensive loss - net                                                (20,280)           --
                                                                                         ------------    ------------
                      Total stockholders' equity                                           37,087,664      31,642,683
                                                                                         ------------    ------------
                                                                                         $ 44,594,329    $ 39,769,673
                                                                                         ============    ============


See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.

                      Consolidated Statements of Operations

                                                                         Years Ended December 31,
                                                               -------------------------------------------
                                                                   1999            1998           1997
                                                               ------------    ------------   ------------
Net sales                                                      $ 49,523,619    $ 53,627,516   $ 46,661,054
Cost of sales                                                    20,917,459      22,236,650     20,091,096
                                                               ------------    ------------   ------------
    Gross profit                                                 28,606,160      31,390,866     26,569,958
                                                               ------------    ------------   ------------
Operating expenses:
Selling, general and administrative                              11,965,059      14,428,447     15,091,470
Research and development                                          7,479,496      11,979,875     12,897,072
Non-recurring charge                                                   --         3,800,000           --
                                                               ------------    ------------   ------------
    Total operating expenses                                     19,444,555      30,208,322     27,988,542
                                                               ------------    ------------   ------------
    Income (loss) from operations                                 9,161,605       1,182,544     (1,418,584)
                                                               ------------    ------------   ------------
Other income (expense):
    Interest income                                                 992,665         614,705        535,409
    Other income                                                       --         1,049,100           --
    Gain (loss) on disposal of assets                               (68,189)          1,303       (134,020)
                                                               ------------    ------------   ------------
    Total other income, net                                         924,476       1,665,108        401,389
                                                               ------------    ------------   ------------
    Income (loss) before income taxes                            10,086,081       2,847,652     (1,017,195)
Income taxes                                                      3,081,000         538,000       (380,000)
                                                               ------------    ------------   ------------
    Net income (loss)                                          $  7,005,081    $  2,309,652   $   (637,195)
                                                               ============    ============   ============
Earnings (loss) per share:
    Basic earnings (loss) per share                            $        .45    $        .15   $       (.04)
                                                               ============    ============   ============
    Diluted earnings (loss) per share                          $        .45    $        .14   $       (.04)
                                                               ============    ============   ============
    Weighted average shares outstanding for basic earnings
      (loss) per share                                           15,598,143      15,804,608     15,786,332
                                                               ============    ============   ============
    Weighted average shares outstanding for diluted earnings
      (loss) per share                                           15,647,050      15,962,846     15,786,332
                                                               ============    ============   ============


See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.

                 Consolidated Statements of Stockholders' Equity

                                      COMMON STOCK
                                  ----------------------
                                    Number                  Additional   Deferred                        Accumulated
                                   of shares                  Paid-in     Compen-       Retained         other compre-
                                  outstanding    Amount       Capital     sation        Earnings         hensive loss    Totals
                                  -----------    ------       -------     ------        --------         ------------    ------
Balance-December 31, 1996          15,764,632   $157,646     $8,360,502  $(51,501)     $21,475,211       $      --    $29,941,858

Stock options exercised                26,200        262         16,863        --               --              --         17,125
Tax benefit associated with
    exercise of stock options              --         --         29,693        --               --              --         29,693
Amortization of deferred
    compensation                           --         --             --    51,501               --              --         51,501
Net loss                                   --         --             --        --         (637,195)             --       (637,195)
                                   ----------   --------     ----------  --------      -----------       ----------   -----------
Balance-December 31, 1997          15,790,832    157,908      8,407,058        --       20,838,016              --     29,402,982

Stock options exercised                29,100        291         49,982        --               --              --         50,273
Tax benefit associated with
    exercise of stock options              --         --          8,079        --               --              --          8,079
Common stock repurchased              (33,800)      (338)      (127,965)       --               --              --       (128,303)
Net income                                 --         --             --        --        2,309,652              --      2,309,652
                                   ----------   --------     ----------  --------      -----------       ----------   -----------
Balance-December 31, 1998          15,786,132    157,861      8,337,154        --       23,147,668              --     31,642,683

Comprehensive income:
     Net income                            --         --             --        --        7,005,081              --      7,005,081
     Unrealized loss on
          investments, net                 --         --             --        --               --         (20,280)       (20,280)
                                                                                                                      -----------
Total comprehensive income                 --         --             --        --               --              --      6,984,801

Common stock repurchased             (414,200)    (4,142)    (1,535,678)       --               --              --     (1,539,820)
                                   ----------   --------     ----------  --------      -----------       ----------   -----------

Balance-December 31, 1999          15,371,932   $153,719     $6,801,476  $     --      $30,152,749       $ (20,280)   $ 37,087,664
                                   ==========   ========     ==========  ========      ===========       ==========   ============


See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.

                      Consolidated Statements of Cash Flows


                                                                                    Years Ended December 31,
                                                                                    ------------------------
                                                                             1999            1998            1997
                                                                         ------------    ------------    ------------
Cash flows from operating activities:
    Net income (loss)                                                    $  7,005,081    $  2,309,652    $   (637,195)
    Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
           Depreciation                                                     1,883,381       2,658,968       2,448,009
           (Gain) loss on disposal of assets                                   68,189          (1,303)        134,020
           Provision for deferred compensation                                   --              --            51,501
           Deferred income tax expense (benefit)                               80,000        (477,000)         80,000
           Write down of assets related to termination of
                 Access Products development activity                            --         2,322,634            --
           Effects of changes in operating assets and liabilities:
              Accounts receivable                                          (3,291,775)      4,246,442      (4,298,175)
              Inventory                                                      (292,777)       (861,343)       (170,378)
              Other current assets                                           (281,168)          2,439         (27,751)
              Other assets                                                    (26,781)          6,990           3,340
              Accounts payable                                              1,172,538      (2,313,893)      1,848,624
              Accrued expenses                                             (2,051,284)      2,369,887         843,750
              Deferred revenue                                                322,421         (21,570)         32,831
                                                                         ------------    ------------    ------------
                      Net cash provided by operating activities             4,587,825      10,241,903         308,576
                                                                         ------------    ------------    ------------
Cash flows from investing activities:
    Purchases of property, plant and equipment                             (1,193,200)     (1,216,487)     (4,453,540)
    Purchases of available for sale investments                           (32,071,575)           --              --
    Maturities of available for sale investments                           11,478,082            --              --
    Sale of available for sale investments                                 13,431,255            --              --
    Proceeds from sale of property, plant and equipment                        24,802          60,878          15,210
                                                                         ------------    ------------    ------------
                      Net cash used by investing activities                (8,330,636)     (1,155,609)     (4,438,330)
                                                                         ------------    ------------    ------------
Cash flows from financing activities:
    Common stock repurchased                                               (1,539,820)       (128,303)           --
    Tax benefit associated with exercise of stock options                        --             8,079          29,693
    Proceeds from issuance of common stock                                       --            50,273          17,125
                                                                         ------------    ------------    ------------
                      Net cash provided (used) by financing activities     (1,539,820)        (69,951)         46,818
                                                                         ------------    ------------    ------------
Increase (decrease) in cash and cash equivalents                           (5,282,631)      9,016,343      (4,082,936)
Cash and cash equivalents-beginning of year                                17,211,499       8,195,156      12,278,092
                                                                         ------------    ------------    ------------
Cash and cash equivalents-end of year                                    $ 11,928,868    $ 17,211,499    $  8,195,156
                                                                         ============    ============    ============
SUPPLEMENTAL CASH FLOW DISCLOSURE:
    Income taxes paid                                                    $  3,846,544    $      1,232    $     75,801
                                                                         ============    ============    ============




See accompanying notes to consolidated financial statements.

                             APPLIED INNOVATION INC.
                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

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

              CASH EQUIVALENTS

              Cash equivalents represent short-term investments with original maturities of three months or less. At December 31, 1999 and 1998, cash equivalents of $10,080,163 and $11,524,611, respectively, were invested in corporate notes and commercial paper and taxable and tax exempt bonds with original maturities of three months or less.

              INVESTMENTS

              Since the Company does not intend to hold its investments in debt and equity securities until maturity and does not actively trade the securities to maximize trading gains, the Company classifies these securities as "available-for-sale" and, accordingly, reports such securities at fair value plus accrued interest. The fair value of debt securities is determined from public quotations for such securities as of the reporting date. Any temporary excess (deficiency) of fair value over (under) the underlying cost of the investment, net of taxes, is excluded from current period earnings and is reported as unrealized gains (losses) as a separate component of stockholders' equity.

              REVENUE RECOGNITION

              Sales revenue is recognized when products are shipped, except in situations where the customer directs the Company to hold the products. In such situations, revenue is recognized when all other terms and obligations of the sale are met, including the transfer of title and risk of loss. Field service revenue is recognized as projects are completed. Revenue under annual maintenance agreements is recognized straight-line over the period of the agreement.

              INVENTORY

              Inventory is stated at the lower of cost or market using the first-in, first-out method.

              PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives as follows:


                                                         Lives (in years)
                                                         ---------------
                           Building                             40
                           Equipment                            3-5
                           Furniture                             7



              WARRANTY

              The Company warrants its products for a minimum of one year after sale and up to five years as negotiated under contract. Additionally, the Company may agree to repair, replace or service its products beyond the warranty period. Accordingly, the Company accrues the estimated costs of such warranties and services.

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

              STOCK OPTION PLANS

              The Company applies the intrinsic value-based method of accounting prescribed by Accounting principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to continue to apply intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 123.

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

   (2)   INVENTORY

        Major classes of inventory at December 31, 1999 and 1998 are summarized below:

                                                                                       1999           1998
                                                                                       ----           ----
             Raw materials                                                       $   2,739,379  $   2,280,652
             Work-in-process                                                           142,030        235,062
             Finished goods                                                          1,192,023      1,264,941
                                                                                 -------------  -------------
                                                                                     4,073,432      3,780,655
             Reserve for obsolescence                                                 (160,000)      (160,000)
                                                                                 -------------  -------------
                                                                                 $   3,913,432  $   3,620,655
                                                                                 =============  =============


   (3)   INVESTMENTS

        The fair values of all financial instruments, excluding investments, approximate carrying values because of short maturities of those instruments.

        The following summarizes the Company's investments in securities at December 31, 1999. The Company had no investments at December 31, 1998.

                                                                     Gross           Gross
                                                  Amortized       Unrealized      Unrealized       Fair
                                                    Cost             Gains          Losses         Value
                                               ----------------  --------------  -------------- ------------
              U.S. agency obligations               $1,935,335        $     50       $(45,703)  $ 1,889,682
              U.S. government obligations              277,064              --         (5,966)      271,098
              Corporate obligations                  4,171,350          44,923        (22,696)    4,981,178
                                               ----------------  --------------  -------------- ------------
              Total                                 $7,171,350        $ 44,973       $(74,365)  $ 7,141,958
                                               ================  ==============  ============== ============
              Reported as:
              Short-term investments                                                            $ 1,794,581
              Investments                                                                         5,347,377
                                                                                                ------------
              Total                                                                             $ 7,141,958
                                                                                                ============

        The Company's debt securities at fair market value mature as follows:
            $1,794,581 in less than one year, $4,216,794 after one year but less than five years, and $1,130,583 in five or more years.

   (4)   EARNINGS (LOSS) PER SHARE

        The calculations of earnings (loss) per share for the years ended
            December 31, 1999, 1998, and 1997 are based upon the weighted average shares outstanding during the periods and, when applicable, those stock options that are dilutive, using the treasury stock method. Reconciliations of the numerators and denominators of the basic and diluted earnings (loss) per share calculations follow:


                                                                              Year ended December 31, 1999
                                                                     --------------------------------------------
                                                                        Income           Shares        Per share
                                                                      (numerator)     (denominator)     Amount
                                                                      -----------     -------------     ------
             Basic  earnings per share-
                   Net income available to common stockholders        $7,005,081        15,598,143     $    .45
                                                                                                       =========
             Effect of dilutive securities-
                 Stock options                                                --            48,907
                                                                     -----------        ----------
             Dilutive earnings per share
                 Net income available to common stockholders
                      including assumed conversions                   $7,005,081        15,647,050     $    .45
                                                                     ===========        ==========     =========

                                                                              Year ended December 31, 1998
                                                                      -----------------------------------------
                                                                        Income           Shares        Per share
                                                                      (numerator)     (denominator)     Amount
                                                                      -----------     -------------     ------
             Basic earnings per share-
                 Net income available to common stockholders          $2,309,652        15,804,608     $    .15
                                                                                                       =========
             Effect of dilutive securities-
                 Stock options                                                --           158,238
                                                                     -----------        ----------
             Diluted earnings per share-
                 Net income available to common stockholders
                    including assumed conversions                    $ 2,309,652        15,962,846     $    .14
                                                                     ===========        ==========     =========

                                                                              Year ended December 31, 1997
                                                                     ------------------------------------------

                                                                          Loss            Shares      Per share
                                                                      (numerator)     (denominator)     Amount
                                                                     -----------        ----------    ---------
             Basic and diluted loss per share                      $    (637,195)        15,786,332   $   (.04)
                                                                     ===========        ==========    =========



        Stock options which are antidilutive under the treasury stock method have been excluded from the above earnings (loss) per share calculations.

   (5)   MAJOR CUSTOMERS

        Revenues to major customers comprised 42%, 75%, and 76% of net sales for 1999, 1998 and 1997, respectively. The number of major customers previously referred to were two, five, and five for 1999, 1998 and 1997, respectively, with trade accounts receivable balances of $3,173,344 and $4,746,738 at December 31, 1999 and 1998,
            respectively.

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

        At December 31, 1999, there were 1,172,600 additional shares available for grant under the 1996 Plan. The per share weighted-average fair value of stock options granted during 1999, 1998, and 1997 was $2.36, $4.15, and $2.35, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 1999, 1998, and 1997, respectively: dividend yield of 0% for all years; expected volatility of 71%, 71%, and 67%; risk-free interest rate of 6% for all years; and expected life of 4.5, 4.5, and 4.2 years.

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

                                                                            1999           1998            1997
                                                                            ----           ----            ----
                Net income (loss)                     As reported     $   7,005,081  $   2,309,652   $    (637,195)
                                                      Pro forma           6,519,016      1,877,467      (1,664,539)

                Basic earnings (loss) per share       As reported     $      .45     $      .15      $     (.04)
                                                      Pro forma              .42            .12            (.11)

                Diluted earnings (loss) per share     As reported     $      .45     $      .14      $     (.04)
                                                      Pro forma              .42            .12            (.11)

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

        A summary of stock option activity follows:

                                                                               Number of         Weighted-average
                                                                                shares            exercise price
                                                                                ------            -------------

             Balance at December 31, 1996                                        702,400          $    10.26
                 Granted                                                       1,179,150                5.20
                 Exercised                                                       (26,200)                .65
                 Canceled/expired                                               (821,100)               9.98
                                                                               ---------
             Balance at December 31, 1997                                      1,034,250                4.96
                 Granted                                                         349,250                6.87
                 Exercised                                                       (29,100)               1.73
                 Canceled/expired                                               (409,750)               5.73
                                                                               ---------
             Balance at December 31, 1998                                        944,650                5.43
                 Granted                                                         515,000                3.68
                 Exercised                                                            --                  --
                 Canceled/expired                                               (354,350)               4.78
                                                                               ---------
             Balance at December 31, 1999                                      1,105,300                4.82
                                                                               =========

The following table summarizes information about options outstanding at December 31, 1999:

                                             Options outstanding                        Options exercisable
                               -------------------------------------------------    --------------------------
                                                      Weighted-
                                                       average       Weighted-                       Weighted-
                                                      remaining       average                         average
                 Range of           Number of       contractual      exercise        Number of       exercise
              exercise prices        Shares             life           price          shares           price
              ---------------        ------          ----------        -----          ------           -----
             $  3.44 - 4.81           388,750           6.8             $3.64           56,700         $3.48
             $         5.00           510,800           2.5              5.00          412,320          5.00
             $  5.63 - 6.81           145,750           5.6              6.46           35,150          6.33
             $  7.00 - 7.53            60,000           4.4              7.05           55,200          7.01
                                   ----------                                         --------
                                    1,105,300           4.6              4.82          559,370          5.13
                                   ==========                                         =========


   (7)   DEFINED CONTRIBUTION PLAN

        The Company sponsors a defined contribution 401(k) and profit sharing plan that covers all eligible employees. Since October 1, 1999, the Company matched 50% of each participant's contribution, up to 6% on that participant's contribution. From April 1, 1998 to October 1, 1999, the Company matched 35%, and prior to April 1, 1998, the Company matched 25%. The Company may also make profit sharing contributions at the discretion of the Board of Directors. For 1999, 1998, and 1997, the profit sharing contribution was $250,000, $100,000, and $0, respectively, and the total expense related to the plan was $475,373, $329,918, and $141,798, respectively.

   (8)  INCOME TAXES

        Income tax expense (benefit) consists of:

                                                  Current         Deferred        Total
                                                 -----------    -----------    -----------
                 Year ended December 31, 1999:
                     Federal                     $ 2,663,000    $    74,000    $ 2,737,000
                     State and local                 338,000          6,000        344,000
                                                 -----------    -----------    -----------
                                                 $ 3,001,000    $    80,000    $ 3,081,000
                                                 ===========    ===========    ===========
                 Year ended December 31, 1998:
                     Federal                     $   912,000    $  (438,000)   $   474,000
                     State and local                 103,000        (39,000)        64,000
                                                 -----------    -----------    -----------
                                                 $ 1,015,000    $  (477,000)   $   538,000
                                                 ===========    ===========    ===========
                 Year ended December 31, 1997:
                     Federal                     $  (460,000)   $    36,000    $  (424,000)
                     State and local                    --           44,000         44,000
                                                 -----------    -----------    -----------
                                                 $  (460,000)   $    80,000    $  (380,000)
                                                 ===========    ===========    ===========

        A reconciliation of income tax expense (benefit) at the expected federal statutory rate (34%) to income tax expense (benefit) at the Company's effective rates for continuing operations is as follows:

                                                                           1999              1998           1997
                                                                           ----              ----           ----
                 Computed tax at the expected federal statutory rate    $ 3,429,000        $968,000      $(346,000)
                 State and local income taxes, net of federal income
                    tax effect                                              223,000          29,000         43,000
                 Meals and entertainment expenses                            37,000          40,000         66,000
                 Research and experimentation credit                       (585,000)       (464,000)      (104,000)
                 Tax-exempt interest income                                 (33,000)        (36,000)       (43,000)
                 Other                                                       10,000           1,000          4,000
                                                                       --------------  -------------  ------------
                                                                        $ 3,081,000        $538,000      $(380,000)
                                                                       ==============  =============  =============


        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below:

                                                                                           1999            1998
                                                                                           ----            ----
                Deferred tax assets:
                    Warranty reserve                                                    $  695,000      $  979,000
                    Accounts receivable allowance                                          117,000          95,000
                    Inventory, principally due to additional costs inventoried for
                       tax purposes                                                        189,000         189,000
                    Access Products termination charge                                     107,000         144,000
                    Deferred revenue                                                       123,000              --
                    Property, plant and equipment, principally due to differences in
                       depreciation                                                         35,000              --
                    Other                                                                       --           3,000
                                                                                         ---------       ---------
                                      Total gross deferred tax assets                    1,266,000       1,410,000
                                                                                         ---------       ---------
                Deferred tax liabilities:
                    Property, plant and equipment, principally due to differences in
                       depreciation                                                             --          64,000
                                                                                         ---------       ---------
                                      Total gross deferred tax liabilities                      --          64,000
                                                                                         ---------       ---------
                                      Net deferred tax asset                            $1,266,000      $1,346,000
                                                                                        ==========      ==========

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

   (9)   OTHER INCOME

        In 1998, there was a change in the Company's business relationship with a third party regarding compensation to the third party for sales efforts related to the Company's products. The change in the relationship resulted in both parties agreeing that certain obligations due the third party by the Company would not be paid. The Company previously expensed and accrued $745,875 in 1997 and $303,225 in 1998 related to the sales efforts. As a result of the change, the Company reversed the accrued liability and recognized other income of $1,049,100 in the fourth quarter of 1998.

  (10)   LEASE COMMITMENTS

        The Company is obligated for office space in Colorado, North Carolina, and Texas under various operating leases, which expire over the next three years. The Company's North Carolina property is sublet through the term of the lease.

        Future minimum lease payments and related sublease receipts under the operating leases as of December 31, 1999 are:

                                                                             Lease        Sublease
                           Year ending December 31:                         Payments      Receipts
                                                                            --------      --------
                               2000                                       $    353,862   $(249,990)
                               2001                                            360,006    (249,990)
                               2002                                            110,986     (27,082)
                                                                          --------------------------
                           Total minimum lease payments                   $    824,855   $(527,063)
                                                                          ==========================

        Total rent expense in 1999, 1998, and 1997 was $92,222, $349,889, and $283,040, respectively. Costs associated with the Company's North Carolina lease were accrued in 1998 as a component of the non-recurring charge. Accordingly, such costs have been excluded from 1999 rent expense.

  (11)   STOCK REPURCHASE PROGRAM

        On October 21, 1999, the Company's Board of Directors approved a one year extension of the Company's 1,000,000 share stock repurchase program originally adopted in October 1998. Under this program, the Company has repurchased 448,000 shares through December 31, 1999.

  (12)   NON-RECURRING CHARGE

        In September of 1998, the Company terminated all product development and related activities of its Access Products Group due to an unsuccessful search for a strategic partner The termination resulted in a one-time non-recurring charge of $3.8 million which was recorded in the third quarter of 1998. This charge accounted for all costs associated with the termination of the Access Products Group, including the closing of the Raleigh, North Carolina facility. The charge resulted in $1.1 million of severance related costs, a charge of $2.2 million to write down specific assets and $.5 million related to occupancy and other associated termination costs.

  (13)   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        A summary of quarterly financial information follows (in thousands, except per share amounts):

              1999                                          Q1           Q2          Q3           Q4
                                                        ----------   ----------  -----------  ----------
              Net sales                                 $   10,854   $   12,523  $    11,779  $   14,368
              Gross profit                                   6,589        7,178        7,060       7,780
              Income before income taxes                     1,979        2,629        2,359       3,119
              Net income                                     1,267        1,682        1,510       2,547
              Net income per share                      $      .08   $      .11  $       .10  $      .16


              1998                                          Q1           Q2          Q3           Q4
                                                        ----------   ----------  -----------  ----------
              Net sales                                 $   11,518   $   14,784  $    14,020  $   13,306
              Gross profit                                   6,653        8,272        8,422       8,044
              Income (loss) before income taxes               (176)         434       (2,101)      4,691
              Net income (loss)                               (116)         286       (1,386)      3,526
              Net income (loss) per share               $     (.01)  $      .02  $      (.09) $      .22