Form 10-K, Exhibit 13
period 2000-12-31
APPLIED INNOVATION INC
filed 2001-03-27
CIK 798399

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

Through the AIswitch(TM), AIscout(TM), AIflex(TM), AIspy(TM) products, and the related software AppliedView(TM) and NEWEB(TM), AI provides the data network needed to monitor and maintain thousands of pieces of electronic equipment used to deliver telecommunication services. The integration and services division combines a number of customer focused services, including network systems planning and design; systems integration; testing; installation; systems deployment; and training. During the year 2000, the Company announced the formation of LuxPath Networks, a new division focusing on broadband fiber optic transmission products. The division's flagship product, LuxConnect(TM), is currently on track for availability in the second quarter of 2001 and is aimed at the rapidly growing broadband metro access market.


COMPARISON OF 2000 TO 1999

Sales for the year ended December 31, 2000 were $116,103,000, a 134% increase from the prior year's sales of $49,524,000. Strong demand for the Company's integration and services business, including integrated digital subscriber line ("DSL") solutions, accounted for approximately $50 million of the increase. Additionally, higher demand for the Company's AIscout, AIswitch, and AI130 products accounted for approximately $17 million of the increase. Because of the Company's concentration of sales to Regional Bell Operating Companies ("RBOCs"), long distance phone companies, and large Local Exchange Carriers ("LECs"), a small number of customers have historically represented substantial portions of AI's net sales. Two companies accounted for 61% of net sales in 2000. These two customers contributed 47% and 14% of net sales, respectively.

The following table summarizes revenues and gross profit by product.

                             For the Year Ended 2000                         For the Year Ended 1999
                             -----------------------                         -----------------------
                                    Integration                                     Integration
                      Products      & Services       Total           Products       & Services        Total
                      --------      ----------       -----           --------       ----------        -----
Sales               $64,030,000    $52,073,000    $116,103,000      $46,967,000     $2,557,000     $49,524,000
Gross Profit         34,740,000      5,458,000      40,198,000       27,709,000        897,000      28,606,000
Gross Profit %               54%            11%             35%              59%            35%             58%


Product sales of $64,030,000 were 55% of total sales in 2000, versus product sales of $46,967,000, or 95%, of total sales in 1999. This represented a 36% increase in product sales from the year 1999 to the year 2000. Integration and services revenues were $52,073,000 or 45% of total sales in 2000, compared to $2,557,000 or 5% of total sales in 1999. Of the $49,516,000 increase in integration and services revenue, 92% was attributable to the sale of an integrated DSL solution to one large customer.

Gross profit, as a percentage of total sales, was 35% in 2000, compared to 58% in 1999. Gross profit on product sales was 54% in 2000, compared with 59% in 1999. The decrease in gross profit as a percentage of product sales was primarily attributable to a higher sales mix of products that have slightly lower gross margins, such as the AIscout, the AI130 and the AppliedView systems' hardware support equipment. Integration and services revenues gross profit was 11% in 2000, compared to 35% in 1999. The difference between the two years was attributable to a higher sales mix of systems integration business in 2000, which includes third-party equipment costs. The Company expects overall 2001 gross profit as a percentage of sales to be higher than the 35% achieved in 2000 due to an expected shift in mix towards products, software, and higher-margin services, and an expected significant decrease in sales of lower margin integration services.

Selling, general and administrative expenses ("SG&A") increased to $18,455,000 (16% of sales) in 2000 from $11,965,000 (24% of sales) in 1999. The increase in SG&A spending was primarily attributable to new sales, sales engineering and senior management positions, increased expenditures for the integration and services division, and higher marketing expenditures. The Company anticipates that SG&A expenses for 2001 will be higher than 2000 due to increases in sales staff and marketing expenses.

Research and development ("R&D") expenses increased to $8,177,000 (7% of sales) in 2000 from $7,480,000 (15% of sales) in 1999. This was a result of additional staffing and expenditures on new product initiatives, including LuxPath Networks' fiber optic products. The Company expects 2001 R&D spending to exceed the 2000 amount due to costs associated with the continued enhancement of existing products and development of new products and product features that are necessary to keep pace with technological development, industry standards and the needs of its customers.

As a result of the above changes in sales and expenses, 2000 income from operations increased to $13,565,000 from $9,162,000 in 1999. Income from operations represented 12% of sales in 2000, compared to 19% of sales in 1999.

Other income which consists primarily of interest income on the Company's investments, increased to $1,354,000 in 2000, versus $924,000 in 1999, due to a higher average investment balance in 2000.

Income before income taxes in 2000 was $14,919,000, compared to $10,086,000 in 1999.

The effective income tax rate was 32% in 2000 compared to 31% in 1999.

Net income was $10,145,000, or $0.63 diluted earnings per share in 2000 versus net income of $7,005,000, or $0.45 diluted earnings per share in 1999. The diluted weighted average number of shares was 16,014,000 for 2000 compared to 15,647,000 for 1999.

Accounts receivable, net of allowance, was $29,991,000 as of the year ended 2000 versus $10,990,000 for the year ended 1999. This increase was largely attributable to December shipments to three customers totaling $14,289,000. Inventory, net of reserve for obsolescence, was $12,009,000 as of the year ended 2000, compared to $3,913,000 as of the year ended 1999. A significant portion of this increase was due to systems integration stock. Deferred revenue was $3,941,000 as of the year ended 2000 versus $334,000 for the year ended 1999. Of this increase, $1,722,000 was a result of maintenance agreements with two customers for the year 2001. Additionally, $1,109,000 of this increase was attributable to three-year maintenance agreements directly related to AppliedView software sales.


COMPARISON OF 1999 TO 1998

Sales of $49,524,000 for the year ended December 31, 1999 decreased 8% from $53,628,000 from the prior year. The decrease in sales was largely attributable to increased competition in markets served by the Company's AIswitch 180, and to a lesser extent, temporary postponement of orders from certain customers as they addressed year 2000 issues within their networks. Because of the Company's concentration of sales to Regional Bell Operating Companies ("RBOCs") and long distance phone companies, a small number of customers have represented substantial portions of AI's net sales. Two companies accounted for 42% of AI's net sales in 1999. These two customers contributed 27% and 15% of net sales, respectively.

Gross profit, as a percentage of net sales, was 58% in 1999, compared to 59% in 1998. The Company's recently introduced products had lower selling prices.

Selling, general and administrative expenses ("SG&A") decreased to $11,965,000 (24% of sales) in 1999 from $14,428,000 (27% of sales) in 1998. The decrease in SG&A was primarily attributable to a reduction in selling costs and marketing expenses, as well as rent and other costs associated with the Company's terminated Access Products Group.

Research and development ("R&D") expenses decreased to $7,480,000 (15% of sales) in 1999 from $11,980,000 (22% of sales) in 1998. The decrease was due to a reduction in R&D expenses associated with Access Products Group ("APG") development activities and related closure of the Raleigh, North Carolina facility in September 1998. Excluding $6,263,000 of R&D related to APG development activities in 1998, AI's R&D expenses increased in 1999 compared to core product related expenses of $5,717,000 in 1998. This was a result of increases in staffing to support product development and of resources allocated to the investigation of potential new products and technologies.

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

As a result of the above changes in sales and expenses, 1999 income from operations increased to $9,162,000 from $1,183,000 in 1998. Income from operations represented 19% of net sales in 1999, compared to 2% of net sales in 1998.

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


LIQUIDITY AND CAPITAL RESOURCES

The Company had $26,274,000 of cash and cash equivalents and short- and long-term investments at December 31, 2000 compared to $19,071,000 at December 31, 1999. During 2000, operating activities provided cash of $6,476,000. Additionally, the Company purchased $1,627,000 of equipment to support operations and purchased $8,885,000 of investment securities.

Net working capital was $35,204,000 at December 31, 2000 and the current ratio was 2.1:1. AI had no debt in 2000 or 1999.

On July 20, 2000, the Company elected Robert L. Smialek as President and Chief Executive Officer. As part of his Employment Agreement ("Agreement"), the Company sold Mr. Smialek 100,000 unregistered shares of its common stock at $12 per share, the closing market price on the date of the Agreement. Mr. Smialek paid for the stock with $600,000 of cash, and a $600,000 five year note, bearing interest at 6.62%, payable in five equal annual installments of principal and interest commencing July 13, 2001. The note receivable is reflected in the Stockholders' Equity section of the accompanying balance sheet.

The Company had a 1,000,000 share stock repurchase program ("Program") which expired October 31, 2000. The Company did not repurchase any shares during 2000 under this plan. Through the expiration of the program, 448,000 shares were purchased under the plan at an average price of $3.72 per share.

The Company believes that its existing cash, cash equivalents, investments and cash to be generated from future operations will provide sufficient capital to meet the business needs of the Company through the end of 2001. However, if the Company's working capital needs significantly increase due to faster than expected growth or should the Company acquire another business, the Company may seek to fund these requirements through a line of credit or other debt, or by issuing additional equity.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations as well as the Letter to Stockholders and the discussion of AI's business contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but may not be limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of AI and its management, and include any statements regarding future sales and other results of operations, the continuation or changes of historical trends, the sufficiency of AI's cash balances and cash generated from operating activities, research and development efforts, and the future of the telecommunications industry or AI's business. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, fluctuations in demand for AI's product and services, competition, economic conditions, the fact that AI may decide to substantially increase R&D expenditures to meet the needs of its business and customers, currently unforeseen circumstances could require the use of capital resources, and the various risks inherent in AI's business and other risks and uncertainties detailed from time to time in AI's periodic reports filed with the Securities and Exchange Commission, including AI's Annual Report on Form 10-K. One or more of these factors have affected, and could in the future affect, AI's business and financial results in future periods and could cause actual results to differ materially from plans and projections. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by AI, or any other person, that the objectives and plans of AI will be achieved. All forward-looking statements made herein are based on information presently available to the management of AI. AI assumes no obligation to update any forward-looking statements.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Applied Innovation Inc.:


We have audited the accompanying consolidated balance sheets of Applied Innovation Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Innovation Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.





/s/ KPMG LLP
Columbus, Ohio
February 2, 2001

                            APPLIED INNOVATION INC.


                          Consolidated Balance Sheets


                                                                                                          At December 31,
                                                                                                          ---------------
                                         Assets                                                     2000                   1999
                                         ------                                                     ----                   ----
Current assets:
    Cash and cash equivalents                                                                   $ 14,020,080           $ 11,928,868
    Short-term investments                                                                         6,386,236              1,794,581
    Accounts receivable, net of allowance of $690,602 in 2000 and $317,547 in 1999                29,990,699             10,990,025
    Inventory                                                                                     12,009,060              3,913,432
    Prepaid expenses                                                                                 852,984                500,631
    Deferred income taxes                                                                          2,642,000              1,231,000
                                                                                                ------------           ------------
                      Total current assets                                                        65,901,059             30,358,537
                                                                                                ------------           ------------

Property, plant and equipment:
    Land                                                                                           1,639,303              1,639,303
    Building                                                                                       5,042,590              4,986,714
    Equipment                                                                                      6,678,641              5,984,287
    Furniture                                                                                      1,995,763              1,974,332
                                                                                                ------------           ------------
                                                                                                  15,356,297             14,584,636
    Less accumulated depreciation                                                                  6,743,639              5,941,568
                                                                                                ------------           ------------
                      Property, plant and equipment, net                                           8,612,658              8,643,068
Investments                                                                                        5,867,693              5,347,377
Other assets                                                                                         307,041                245,347
                                                                                                ------------           ------------
                                                                                                $ 80,688,451           $ 44,594,329
                                                                                                ============           ============
                          Liabilities and Stockholders' Equity
                          ------------------------------------
Current liabilities:
    Accounts payable                                                                            $ 19,825,749           $  2,224,460
    Accrued expenses:
       Warranty                                                                                    1,334,786              1,877,731
       Income taxes                                                                                2,391,402              1,405,010
       Payroll and related expenses                                                                2,460,907                835,789
       Royalties                                                                                     149,052                177,019
       Property taxes                                                                                330,152                364,361
       Access Products termination charge                                                            263,726                288,613
    Deferred revenue                                                                               3,941,057                333,682
                                                                                                ------------           ------------
                      Total current liabilities                                                   30,696,831              7,506,665
                                                                                                ------------           ------------
Stockholders' equity:
    Common stock, $.01 par value; authorized 30,000,000 shares; issued and outstanding
       15,808,479 shares in 2000 and 15,371,932 shares in 1999                                       158,085                153,719
    Additional paid-in capital                                                                    10,081,936              6,801,476
    Note receivable for common stock                                                                (600,000)                    --
    Retained earnings                                                                             40,297,751             30,152,749
    Accumulated other comprehensive income (loss) - net                                               53,848                (20,280)
                                                                                                ------------           ------------
                      Total stockholders' equity                                                  49,991,620             37,087,664
                                                                                                ------------           ------------
                                                                                                $ 80,688,451           $ 44,594,329
                                                                                                ============           ============

See accompanying notes to consolidated financial statements.

\

                            APPLIED INNOVATION INC.


                     Consolidated Statements of Operations



                                                                                           Years Ended December 31,
                                                                                           ------------------------
                                                                               2000                   1999                  1998
                                                                               ----                   ----                  ----
Net sales                                                                 $ 116,103,392           $ 49,523,619           $53,627,516
Cost of sales                                                                75,906,065             20,917,459            22,236,650
                                                                          -------------           ------------           -----------
      Gross profit                                                           40,197,327             28,606,160            31,390,866
                                                                          -------------           ------------           -----------

Operating expenses:
Selling, general and administrative                                          18,455,315             11,965,059            14,428,447
Research and development                                                      8,176,622              7,479,496            11,979,875
Non-recurring charge                                                                 --                     --             3,800,000
                                                                          -------------           ------------           -----------
      Total operating expenses                                               26,631,937             19,444,555            30,208,322
                                                                          -------------           ------------           -----------
      Income from operations                                                 13,565,390              9,161,605             1,182,544
                                                                          -------------           ------------           -----------

Other income (expense):
      Interest income                                                         1,374,546                992,665               614,705
      Other income (expense)                                                     (3,854)                    --             1,049,100
      Gain (loss) on disposal of assets                                         (17,080)               (68,189)                1,303
                                                                          -------------           ------------           -----------
      Total other income, net                                                 1,353,612                924,476             1,665,108
                                                                          -------------           ------------           -----------
      Income before income taxes                                             14,919,002             10,086,081             2,847,652
Income taxes                                                                  4,774,000              3,081,000               538,000
                                                                          -------------           ------------           -----------
      Net income                                                          $  10,145,002           $  7,005,081           $ 2,309,652
                                                                          =============           ============           ===========
Earnings per share:
      Basic earnings per share                                            $         .65           $        .45           $       .15
                                                                          =============           ============           ===========
      Diluted earnings per share                                          $         .63           $        .45           $       .14
                                                                          =============           ============           ===========
      Weighted average shares outstanding for basic earnings per
        share                                                                15,598,723             15,598,143            15,804,608
                                                                          =============           ============           ===========
      Weighted average shares outstanding for diluted earnings
        per share                                                            16,014,153             15,647,050            15,962,846
                                                                          =============           ============           ===========

See accompanying notes to consolidated financial statements.

                            APPLIED INNOVATION INC.


                Consolidated Statements of Stockholders' Equity





                                       Common stock
                                       ------------
                                                                                                         Accumulated
                                   Number                    Additional   Note receivable               other compre-
                                 of shares                    paid-in       for common       Retained    hensive gain
                                outstanding      Amount       capital          stock         earnings    (loss), net       Totals
                                -----------      ------       -------          -----         --------    -----------       ------
Balance-December 31, 1997        15,790,832     $157,908     $ 8,407,058     $      --     $20,838,016     $     --     $29,402,982
Stock options exercised              29,100          291          49,982            --              --           --          50,273
Tax benefit associated with
    exercise of stock options            --           --           8,079            --              --           --           8,079
Common stock repurchased            (33,800)        (338)       (127,965)           --                                     (128,303)
Net income                                                                                   2,309,652           --       2,309,652
                                 ----------     --------     -----------     ---------     -----------     --------     -----------
Balance-December 31, 1998        15,786,132      157,861       8,337,154            --      23,147,668           --      31,642,683
Comprehensive income:
Net income                               --           --              --            --       7,005,081           --       7,005,081
Unrealized loss on
      investments, net                   --           --              --            --              --      (20,280)        (20,280)
                                                                                                                        -----------
Total comprehensive income                                                                                                6,984,801
Common stock repurchased           (414,200)      (4,142)     (1,535,678)           --              --           --      (1,539,820)
                                 ----------     --------     -----------     ---------     -----------     --------     -----------
Balance-December 31, 1999        15,371,932      153,719       6,801,476            --      30,152,749      (20,280)     37,087,664
Stock options exercised             336,547        3,366       1,670,573            --              --           --       1,673,939
Tax benefit associated with
    exercise of stock options            --           --         410,887            --              --           --         410,887
Sale of stock to officer            100,000        1,000       1,199,000      (600,000)             --           --         600,000
Comprehensive income:
     Net income                          --           --              --            --      10,145,002           --      10,145,002
     Unrealized gain on
     investments, net                    --           --              --            --              --       74,128          74,128
                                                                                                                        -----------
Total comprehensive income                                                                                               10,219,130
                                 ----------     --------     -----------     ---------     -----------     --------     -----------
Balance-December 31, 2000        15,808,479     $158,085     $10,081,936     $(600,000)    $40,297,751     $ 53,848     $49,991,620
                                 ==========     ========     ===========     =========     ===========     ========     ===========




See accompanying notes to consolidated financial statements.

                            APPLIED INNOVATION INC.

                     Consolidated Statements of Cash Flows



                                                                                          Years Ended December 31,
                                                                                          ------------------------
                                                                               2000                  1999                  1998
                                                                               ----                  ----                  ----
Cash flows from operating activities:
    Net income                                                             $ 10,145,002          $  7,005,081          $  2,309,652
    Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation                                                       1,633,729             1,883,381             2,658,968
           Provision for doubtful accounts                                      464,548               162,103               147,091
           (Gain) loss on disposal of assets                                     17,080                68,189                (1,303)
           Deferred income tax expense (benefit)                             (1,442,000)               80,000              (477,000)
           Tax benefit associated with exercise of stock options                410,887                    --                 8,079
           Write down of assets related to termination of
                 Access Products development activity                                --                    --             2,322,634
           Effects of changes in operating assets and liabilities:
              Accounts receivable                                           (19,465,222)           (3,453,878)            4,099,351
              Inventory                                                      (8,095,628)             (292,777)             (861,343)
              Other current assets                                             (352,352)             (281,168)                2,439
              Other assets                                                      (30,694)              (26,781)                6,990
              Accounts payable                                               17,601,289             1,172,538            (2,313,893)
              Accrued expenses                                                1,981,502            (2,051,284)            2,369,887
              Deferred revenue                                                3,607,375               322,421               (21,570)
                                                                           ------------          ------------          ------------
                      Net cash provided by operating activities               6,475,516             4,587,825            10,249,982
                                                                           ------------          ------------          ------------

Cash flows from investing activities:
    Purchases of property, plant and equipment                               (1,626,559)           (1,193,200)           (1,216,487)
    Purchases of investments                                                 (8,885,238)          (32,071,575)                   --
    Maturities of investments                                                 3,171,770            11,478,082                    --
    Sale of investments                                                         675,624            13,431,255                    --
    Proceeds from sale of property, plant and equipment                           6,160                24,802                60,878
                                                                           ------------          ------------          ------------
                      Net cash (used in) investing activities                (6,658,243)           (8,330,636)           (1,155,609)
                                                                           ------------          ------------          ------------

Cash flows from financing activities:
    Common stock repurchased                                                         --            (1,539,820)             (128,303)
    Proceeds from issuance of common stock                                    2,273,939                    --                50,273
                                                                           ------------          ------------          ------------
                      Net cash provided by (used in) financing
                          activities                                          2,273,939            (1,539,820)              (78,030)
                                                                           ------------          ------------          ------------

Increase (decrease) in cash and cash equivalents                              2,091,212            (5,282,631)            9,016,343
Cash and cash equivalents-beginning of year                                  11,928,868            17,211,499             8,195,156
                                                                           ------------          ------------          ------------
Cash and cash equivalents-end of year                                      $ 14,020,080          $ 11,928,868          $ 17,211,499
                                                                           ============          ============          ============

SUPPLEMENTAL CASH FLOW DISCLOSURE:
    Income taxes paid                                                      $  4,818,722          $  3,846,544          $      1,232
                                                                           ============          ============          ============


See accompanying notes to consolidated financial statements.

                            APPLIED INNOVATION INC.
                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999



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

              PRINCIPLES OF CONSOLIDATION

              The consolidated financial statements include the accounts of
                  Applied Innovation Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to December 31, 1999 balances to conform to current year presentation.

              CASH EQUIVALENTS

              Cash equivalents represent short-term investments with original maturities of three months or less. At December 31, 2000 and 1999, cash equivalents of $12,242,463 and $10,080,063, respectively, were invested in corporate notes and commercial paper and taxable and tax exempt bonds with original maturities of three months or less.

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

              REVENUE RECOGNITION

              Product Sales: The Company recognizes product sales revenue when products are shipped, except in situations where the customer directs the Company to hold the products. In such situations, revenue is recognized when all other terms and obligations of the sale are met, including the transfer of title and risk of loss.

              Software License Sales: Revenue is derived from the sale of internally produced software, as well as, maintenance and support agreements from software sales. The Company licenses software and provides support services and periodic updates including training, installation, consulting and maintenance. License fee revenues are generally recognized when the software product is shipped and the portion of the fees related to supporting services and updates is recognized as the services are performed.

              Services: Field service revenue is recognized as projects are completed. Revenues from maintenance agreements are billed periodically, deferred and recognized straight-line over the term of the agreements.

              INVENTORY

              Inventory is stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis.

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


              WARRANTY

              The Company warrants its products for a minimum of one year after sale and up to five years as negotiated under contract. Accordingly, the Company accrues the estimated costs of such warranties.

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

              STOCK OPTION PLANS

              The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to continue to apply intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 123.

              RESEARCH AND DEVELOPMENT

              Research and development costs are expensed when incurred.

              GENERAL CREDIT RISK

              The Company grants credit on open account to its customers, substantially all of whom are in the telecommunications industry. To date, the Company has not provided extended payment terms under any type of vendor financing agreements.

              USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory obsolescence, depreciation, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

   (2)  INVENTORY

        Major classes of inventory at December 31, 2000 and 1999 are summarized below:

                                                   2000                1999
                                                   ----                ----
             Raw materials                     $  8,201,638         $ 2,739,379
             Work-in-process                      2,431,166             142,030
             Finished goods                       1,566,256           1,192,023
                                               ------------         -----------
                                                 12,199,060           4,073,432
             Reserve for obsolescence              (190,000)           (160,000)
                                               ------------         -----------
                                               $ 12,009,060         $ 3,913,432
                                               ============         ===========

   (3)  INVESTMENTS

        The fair values of all financial instruments, excluding investments, approximate carrying values because of the short maturities of those instruments.

        The following summarizes the Company's investments in securities.


                                                                         Gross             Gross
                  December 31, 2000                 Amortized          Unrealized        Unrealized              Fair
                  -----------------                   Cost               Gains             Losses                Value
                                                   -----------          --------          --------           -----------
              U.S. agency obligations              $ 5,506,171          $ 51,697          $(17,836)          $ 5,540,032
              U.S. government obligations              202,401             5,437            (2,469)              205,369
              Corporate obligations                  6,466,168            48,220            (5,860)            6,508,528
                                                   -----------          --------          --------           -----------
              Total                                $12,174,740          $105,354          $(26,165)          $12,253,929
                                                   ===========          ========          ========           ===========

              Reported as:
              Short-term investments                                                                         $ 6,386,236
              Investments                                                                                      5,867,693
                                                                                                             -----------
              Total                                                                                          $12,253,929
                                                                                                             ===========

                                                                         Gross             Gross
                  December 31, 1999                 Amortized          Unrealized        Unrealized              Fair
                  -----------------                   Cost               Gains             Losses                Value
                                                   -----------          --------          --------           -----------
              U.S. agency obligations              $ 1,935,335          $     50          $(45,703)          $ 1,889,682
              U.S. government obligations              277,064                --            (5,966)              271,098
              Corporate obligations                  4,958,951            44,923           (22,696)            4,981,178
                                                   -----------          --------          --------           -----------
              Total                                $ 7,171,350          $ 44,973          $(74,365)          $ 7,141,958
                                                   ===========          ========          ========           ===========

              Reported as:
              Short-term investments                                                                         $ 1,794,581
              Investments                                                                                      5,347,377
                                                                                                             -----------
              Total                                                                                          $ 7,141,958
                                                                                                             ===========

        Gross realized gains included in income in 2000, 1999, and 1998 were $13,237, $375, and $19,123 respectively, and gross realized losses included in income in 2000, 1999, and 1998 were $9,179 and $1,174 and $429, respectively. Realized gains and losses are determined by specific identification.

        The Company's December 31, 2000 debt securities at fair market value mature as follows: $6,386,236 in less than one year, $5,713,502 after one year but less than five years, and $154,191 in five or more years.

   (4)  EARNINGS PER SHARE

        The calculations of earnings per share for the years ended December 31, 2000, 1999, and 1998 are based upon the weighted average shares outstanding during the periods and, when applicable, those stock options that are dilutive, using the treasury stock method. Reconciliations of the numerators and denominators of the basic and diluted earnings per share calculations follow:


                                                                                  Year ended December 31, 2000
                                                                        ------------------------------------------------
                                                                          Income               Shares          Per share
                                                                        (numerator)        (denominator)        amount
                                                                        -----------        -------------        ------
             Basic  earnings per share-
                   Net income available to common stockholders          $10,145,002          15,598,723          $.65
                                                                                                                 ====
             Effect of dilutive securities-
                 Stock options                                                   --             415,430
                                                                        -----------          ----------
             Diluted earnings per share
                 Net income available to common stockholders
                      including assumed conversions                     $10,145,002          16,014,153          $.63
                                                                        ===========          ==========          ====

                                                                                  Year ended December 31, 1999
                                                                        ------------------------------------------------
                                                                          Income               Shares          Per share
                                                                        (numerator)        (denominator)        amount
                                                                        -----------        -------------        ------
             Basic  earnings per share-
                   Net income available to common stockholders          $ 7,005,081          15,598,143          $.45
                                                                                                                 ====
             Effect of dilutive securities-
                 Stock options                                                   --              48,907
                                                                        -----------          ----------
             Diluted earnings per share
                 Net income available to common stockholders
                      including assumed conversions                     $ 7,005,081          15,647,050          $.45
                                                                        ===========          ==========          ====

                                                                                  Year ended December 31, 1998
                                                                        ------------------------------------------------
                                                                          Income               Shares          Per share
                                                                        (numerator)        (denominator)        amount
                                                                        -----------        -------------        ------
             Basic earnings per share-
                 Net income available to common stockholders            $ 2,309,652          15,804,608          $.15
                                                                                                                 ====
             Effect of dilutive securities-
                 Stock options                                                   --             158,238
                                                                        -----------          ----------
             Diluted earnings per share-
                 Net income available to common stockholders
                    including assumed conversions                       $ 2,309,652          15,962,846          $.14
                                                                        ===========          ==========          ====

        Stock options which are out-of-the-money and, therefore not dilutive under the treasury stock method, have been excluded from the above earnings per share calculations. These options were 417,750, 205,750, and 211,750 in 2000, 1999, and 1998 respectively.


   (5)  MAJOR CUSTOMERS

        Revenues to major customers comprised 61%, 42%, and 75% of net sales for 2000, 1999, and 1998, respectively. The number of major customers previously referred to were two, two, and five for 2000, 1999, and 1998, respectively, with trade accounts receivable balances of $19,399,813 and $3,173,344 at December 31, 2000 and 1999,
            respectively.


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

        At December 31, 2000, there were 151,540 additional shares available for grant under the 1996 Plan. The per share weighted-average fair value of stock options granted during 2000, 1999, and 1998 was $6.41, $2.36, and $4.15, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2000, 1999, and 1998, respectively: dividend yield of 0% for all years; expected volatility of 77%, 71%, and 71%; risk-free interest rate of 6% for all years; and expected life of 4.2, 4.5, and 4.2 years.

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

                                                                          2000        1999         1998
                                                                          ----        ----         ----
                Net income (loss)                     As reported     $10,145,002  $7,005,081   $2,309,652
                                                      Pro forma         8,848,465   6,519,016    1,877,467

                Basic earnings (loss) per share       As reported     $    .65     $   .45      $   .15
                                                      Pro forma            .57         .42          .12

                Diluted earnings (loss) per share     As reported     $    .63     $   .45      $   .14
                                                      Pro forma            .55         .42          .12



        A summary of stock option activity follows:

                                                    Number of      Weighted-average
                                                      shares        exercise price
                                                      ------        --------------
             Balance at December 31, 1997           1,034,250           $ 4.96
                 Granted                              349,250             6.87
                 Exercised                            (29,100)            1.73
                 Canceled/expired                    (409,750)            5.73
                                                    ---------


             Balance at December 31, 1998             944,650             5.43
                 Granted                              515,000             3.68
                 Exercised                                 --               --
                 Canceled/expired                    (354,350)            4.78
                                                    ---------

             Balance at December 31, 1999           1,105,300             4.82
                 Granted                            1,117,450            13.21
                 Exercised                           (336,547)            4.97
                 Canceled/expired                    (109,223)            6.25
                                                    ---------
             Balance at December 31, 2000           1,776,980             8.66
                                                    =========

The following table summarizes information about options outstanding at December 31, 2000:

                                               Options outstanding                      Options exercisable
                                    -------------------------------------------       ------------------------
                                                    Weighted-
                                                     average          Weighted-                      Weighted-
                                                    remaining          average                        average
                 Range of           Number of      contractual        exercise        Number of      exercise
             exercise prices         shares           life              price          shares         price
             ---------------        ---------      -----------        --------        ---------      ---------
             $  3.44 -  4.81          309,650           5.2            $ 3.68          126,790        $ 3.57
             $  5.00 -  6.88          332,280           3.9              5.47          222,678          5.32
             $  7.00 -  9.88          444,200           6.4              8.12           69,850          7.88
             $ 10.25 - 12.75          345,600           9.6             12.11           12,240         11.73
             $ 13.00 - 24.00          345,250           9.4             20.34           55,000         14.91
                                    ---------                                          -------
                                    1,776,980           6.9              8.66          486,558          6.48
                                    =========                                          =======

   (7)  DEFINED CONTRIBUTION PLAN

        The Company sponsors a defined contribution 401(k) and profit sharing plan that covers all eligible employees. Since October 1, 1999, the Company matched 50% of each participant's contribution, up to 6% on that participant's contribution. From April 1, 1998 to October 1, 1999, the Company matched 35%, and prior to April 1, 1998, the Company matched 25%. The Company may also make profit sharing contributions at the discretion of the Board of Directors. For 2000, 1999, and 1998, the profit sharing contribution was $400,000, $250,000, and $100,000, respectively, and the total expense related to the plan was $762,745, $475,373, and $329,918, respectively.


   (8)  INCOME TAXES

        Income tax expense (benefit) consists of:

                                                     Current               Deferred               Total
                                                     -------               --------               -----
             Year ended December 31, 2000:
                 Federal                            $ 5,440,000           $(1,273,000)          $4,167,000
                 State and local                        776,000              (169,000)             607,000
                                                    -----------           -----------           ----------
                                                    $ 6,216,000           $(1,442,000)          $4,774,000
                                                    ===========           ===========           ==========
             Year ended December 31, 1999:
                 Federal                            $ 2,663,000           $    74,000           $2,737,000
                 State and local                        338,000                 6,000              344,000
                                                    -----------           -----------           ----------
                                                    $ 3,001,000           $    80,000           $3,081,000
                                                    ===========           ===========           ==========
             Year ended December 31, 1998:
                 Federal                            $   912,000           $  (438,000)          $  474,000
                 State and local                        103,000               (39,000)              64,000
                                                    -----------           -----------           ----------
                                                    $ 1,015,000           $  (477,000)          $  538,000
                                                    ===========           ===========           ==========

        A reconciliation of income tax expense (benefit) at the expected federal statutory rate (34%) to income tax expense (benefit) at the Company's effective rates for continuing operations is as follows:

                                                                                 2000                  1999                1998
                                                                                 ----                  ----                ----
                 Computed tax at the expected federal statutory rate          $ 5,072,000           $ 3,429,000           $ 968,000
                 State and local income taxes, net of federal income
                    tax effect                                                    350,000               223,000              29,000
                 Change in state rate applied to deferred tax assets              (51,000)                   --                  --
                 Meals and entertainment expenses                                 110,000                37,000              40,000
                 Research and experimentation credit                             (661,000)             (585,000)           (464,000)
                 Tax-exempt interest income                                       (68,000)              (33,000)            (36,000)
                 Other                                                             22,000                10,000               1,000
                                                                              -----------           -----------           ---------
                                                                              $ 4,774,000           $ 3,081,000           $ 538,000
                                                                              ===========           ===========           =========

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                                                                  2000                1999
                                                                                                  ----                ----
                 Deferred tax assets:
                     Warranty reserve                                                          $  502,000          $  695,000
                     Accounts receivable allowance                                                266,000             117,000
                     Inventory, principally due to obsolescence allowance                         255,000             189,000
                     Access Products termination charge                                           102,000             107,000
                     Deferred revenue                                                           1,517,000             123,000
                     Property, plant and equipment, principally due to differences in
                        depreciation                                                               66,000              35,000
                                                                                               ----------          ----------
                                       Total gross deferred tax assets                         $2,708,000          $1,266,000
                                                                                               ==========          ==========

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the utilization of loss carrybacks or the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, if any, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and, therefore, no valuation allowance has been provided.

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

  (10)  LEASE COMMITMENTS

        The Company is obligated for office space in Colorado, Georgia, Illinois, North Carolina, and Texas under various operating leases, which expire over the next three years. The Company's North Carolina property is sublet through the term of the lease. Additionally, the Company is obligated under an operating lease for equipment which expires December 3, 2002.

        Future minimum lease payments and related sublease receipts under the operating leases as of December 31, 2000 are:


                                                                                   Lease             Sublease
                                                                                  Payments           Receipts
                 Year ending December 31:                                         --------           --------
                   2001                                                           $544,394          $(255,480)
                   2002                                                            263,391            (27,540)
                   2003                                                             37,091                 --
                                                                                  --------          ---------
                 Total minimum lease payments                                     $844,876          $(283,020)
                                                                                  ========          =========

        Total rent expense in 2000, 1999, and 1998 was $156,746, $92,222, and
             $349,889, respectively. Costs associated with the Company's North Carolina lease were accrued in 1998 as a component of the non-recurring charge. Accordingly, such costs have been excluded from 1999 and 2000 rent expense.

  (11)  EQUITY

On July 20, 2000, the Company elected Robert L. Smialek as President and Chief Executive Officer. As part of his Employment Agreement ("Agreement"), the Company sold Mr. Smialek 100,000 unregistered shares of its common stock at $12 per share, the closing market price on the date of the Agreement. Mr. Smialek paid for the stock with $600,000 of cash, and a $600,000 five year note, bearing interest at 6.62%, payable in five equal annual installments of principal and interest commencing July 13, 2001. The note receivable is reflected in the Stockholders' Equity section of the accompanying balance sheet.

The Company had a 1,000,000 share stock repurchase program which expired October 31, 2000. The Company did not repurchase any shares during 2000 under this plan. As of December 31, 2000, 448,000 shares were purchased under the plan at an average price of $3.72 per share.

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

(13)     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        A summary of quarterly financial information follows (in thousands, except per share amounts):

              2000                                    Q1               Q2               Q3               Q4
                                                    -------          -------          -------          -------
              Net sales                             $14,363          $18,284          $31,160          $52,296
              Gross profit                            7,536            9,578           11,047           12,036
              Income before income taxes              2,283            3,364            4,117            5,155
              Net income                              1,552            2,288            2,799            3,506
              Diluted net income per share          $   .10          $   .15          $   .17          $   .22

              1999                                    Q1               Q2               Q3               Q4
                                                    -------          -------          -------          -------
              Net sales                             $10,854          $12,523          $11,779          $14,368
              Gross profit                            6,589            7,178            7,060            7,780
              Income before income taxes              1,979            2,629            2,359            3,119
              Net income                              1,267            1,682            1,510            2,547
              Diluted net income per share          $   .08          $   .11          $   .10          $   .16