Form 10-K/A, Exhibit 13
period 2000-12-31
APPLIED INNOVATION INC
filed 2001-10-25
CIK 798399

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report................................................ F-1

Consolidated Balance Sheets as of December 31, 2000 and 1999................ F-2

Consolidated Statements of Operations for the fiscal years ended
     December 31, 2000, 1999, and 1998...................................... F-3

Consolidated Statements of Stockholders' Equity for the fiscal years ended December 31, 2000, 1999, and 1998.......................... F-4

Consolidated Statements of Cash Flows for the fiscal years ended
     December 31, 2000, 1999, and 1998...................................... F-5

Notes to Consolidated Financial Statements.................................. F-6

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

              REVENUE RECOGNITION


              Product Sales: The Company recognizes product sales revenue when products are shipped. Alternatively, in certain circumstances, a customer's order may direct us to build products and prepare them for shipment, but hold such products temporarily on the customer's behalf. In such situations, revenue is recognized when all other terms and obligations of the sale are met, including the transfer of title and risk of loss.

              Software License Sales: Revenue is derived from the sale of internally produced software as well as maintenance and support agreements from software sales. The Company licenses software and provides support services including training, maintenance and installation and consulting. License fee revenues are generally recognized when the software product is shipped and the portion of the fees related to supporting services is recognized as the services are performed.

              Services: Field service projects are generally short-term in nature and are accepted by the customer and billed by the Company on a project-by-project basis. The Company recognizes field service revenue at the completion of the project. Revenues from maintenance agreements are billed periodically, deferred and recognized straight-line over the term of the agreements.


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



   (5)  MAJOR CUSTOMERS AND GEOGRAPHIC DATA

        Revenues to major customers represented 61%, 42%, and 75% of net sales for 2000, 1999, and 1998, respectively. The number of major customers previously referred to were two, two, and five for 2000, 1999, and 1998, respectively, with trade accounts receivable balances of $19,399,813 and $3,173,344 at December 31, 2000 and
            1999, respectively.




        The Company's sales by geographic areas were as follows:

                                2000            1999             1998
                             ----------      ----------       ----------

        United States     $ 114,883,000    $ 48,545,000     $ 52,795,000

        International         1,220,000         979,000          833,000
                          -------------    ------------     ------------
                          $ 116,103,000    $ 49,524,000     $ 53,628,000
                          =============    ============     ============


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